PROXY STATEMENT
2018

Notice of 2018 Annual Meeting of Shareholders and Proxy Statement

Friday, April 27, 2018 at 8:30 a.m. Pacific Daylight Time
150 N. Bartlett St., Medford, Oregon 97501



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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LITHIA MOTORS, INC.
(Exact Name of Registrant as Specified In Its Charter)

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LETTER FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

We are pleased to invite you to attend our 2018 Annual Meeting of Shareholders on April 27 at 8:30am PST to share our thoughts on our continued growth within the automotive retail industry.

Our mission, *Growth Powered by People* reflects the relationship between our high performing culture and unique growth strategy to create our competitive advantage. My executive team and I consider ourselves fortunate to lead a very talented team that is focused on serving our customers, while creating and capturing the performance opportunities available to us.

Our value-based growth strategy finds strong franchised stores in dominant market areas that have not realized their potential. Our people-focused culture, combined with world-class performance management systems encourages our store leaders to modify strategies to capture the potential dry powder quickly. Encouraging free thought and innovation among our 15,000 team members unleashes individuals to believe they can continually improve and deliver exceptionally high returns.

Societal shifts, consumer behaviors, and technological developments are likely to create more personal transportation choices in the coming decade. Our entrepreneurial culture inspires local leaders to tailor solutions to their markets and consumers. Creation and testing of ideas at all levels of the organization allows us to be nimble while developing and evaluating a diverse range of consumer offerings and business ventures.

We're passionate about cars and the relationships we have built with our team members, customers and the communities we serve. We hope you share our enthusiasm during this exciting time in our industry. We have a winning combination of high profitability, a strategic acquisition model, considerable internal "dry powder" and the capital to make it happen. Our team and culture are ready to take full advantage of these opportunities.

Thank you very much for being a partner and a shareholder in our company,

Bryan DeBoer
President and Chief Executive Officer
Lithia Motors, Inc.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2018

To the Shareholders of Lithia Motors, Inc.:

I am pleased to invite you to the 2018 Annual Meeting of Shareholders of Lithia Motors, Inc., which will be held at 150 N. Bartlett St., Medford, Oregon 97501, on Friday, April 27, 2018, at 8:30 a.m., Pacific Daylight Time for the following purposes:

- To elect seven directors to serve until the next annual meeting of shareholders;
- To conduct an advisory vote on the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K; and
- To ratify the appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the year ending December 31, 2018.

We will also consider and act on other matters that properly come before the meeting.

Only holders of record of our common stock at the close of business on February 28, 2018 are entitled to notice of and to vote at the meeting and any adjournment thereof. Further information regarding voting rights and the matters to be voted upon is presented in our proxy statement.

On or about March 10, 2018, we expect to mail to our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement for our 2018 Annual Meeting of Shareholders and our 2017 Annual Report on Form 10-K. This notice provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. Our proxy statement and 2017 Annual Report on Form 10-K can be accessed directly at the following Internet address: http://www.proxyvote.com. Just enter your control number located on your proxy card.

If you have any questions regarding this information or the proxy materials, please visit our website at www.lithia.com or contact our investor relations department at (541) 776-6591.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting of Shareholders, we urge you to submit your vote via the Internet, telephone or mail.

We appreciate your continued support of Lithia Motors and look forward to either seeing you at the meeting or receiving your proxy.

Very truly yours,

Christopher S. Holzshu, Executive Vice President and Secretary
March 9, 2018

CONTENTS

LITHIA MOTORS, INC. PROXY STATEMENT

01

This proxy statement, the accompanying 2017 Annual Report on Form 10-K, the Notice of Annual Meeting and the proxy card are being furnished to the shareholders of Lithia Motors, Inc., an Oregon corporation, in connection with the solicitation of proxies by the Company for use at our 2018 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at our principal executive office, 150 N. Bartlett St., Medford, Oregon 97501, on Friday, April 27, 2018, at 8:30 a.m. Pacific Daylight Time. On or about March 9, 2018, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our 2017 Annual Report on Form 10-K. The Notice provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. All references in this proxy statement to "Lithia," "Lithia Motors," the "Company," "we," "us," or "our" refer to Lithia Motors, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

Questions and Answers About the Annual Meeting

What is the purpose of the Annual Meeting?

The Annual Meeting will be held for the following purposes:

- To elect seven directors to serve until the next annual meeting of shareholders;
- To conduct an advisory vote on the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K; and
- To ratify the appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the year ending December 31, 2018.

Will any other matters be voted on?

We are not aware of any other matters on which you will be asked to vote at the Annual Meeting. If other matters are properly brought before the Annual Meeting, the proxy holders may use their discretion to vote on these matters. Furthermore, if a nominee cannot or will not serve as director, the proxy holders will vote for a substitute nominee selected by our Board of Directors.

Who is entitled to vote at the Annual Meeting?

Only holders of record of our common stock at the close of business on February 28, 2018, the record date, will be entitled to notice of and to vote at the meeting and any adjournment thereof. As of the record date, there were 24,020,700 shares of Class A common stock and 1,000,000 shares of Class B common stock outstanding and entitled to vote. Each share of Class A common stock outstanding is entitled to one vote, and each

share of Class B common stock outstanding is entitled to ten votes. Our executive officers and directors hold or control 2.0% (488,212 shares) of the Class A common stock and 100% (1,000,000 shares) of the Class B common stock outstanding representing approximately 29.4% of the votes available to be cast at the Annual Meeting. All shares will vote together as a single voting group on all matters submitted to a vote of the shareholders except as otherwise required by law.

How do I vote?

There are four ways to vote:
- by Internet at http://www.proxyvote.com; just enter the control number found on your proxy card (we encourage you to vote this way as it is the most cost-effective method);
- by toll-free telephone at 1-800-690-6903;
- by completing and mailing your proxy card; or
- by written ballot at the Annual Meeting.

May I change my vote?

Yes. You may change your vote or revoke your proxy any time before the Annual Meeting by:
- entering a new vote by Internet or phone;
- returning a later-dated proxy card;
- notifying Christopher S. Holzshu, our Secretary, in writing, at 150 N. Bartlett Street, Medford, Oregon 97501; or
- completing a written ballot at the Annual Meeting.

What vote is required to approve each proposal?

Assuming a quorum is present at the Annual Meeting, the required vote for approval varies depending on the proposal.

Proposal 1: Shareholders will elect the seven director nominees receiving the greatest number of votes. Directors are elected by a plurality of the votes cast and only votes cast in favor of a nominee will be counted. However, if a director nominee receives more "withheld" votes than votes "for," that may result in the director resigning from our Board of Directors (See Proposal No. 1 for a further description of our Director Resignation Policy).

Proposal 2: The votes that shareholders cast "for" must exceed the votes shareholders cast "against" to approve the compensation of our named executive officers. This vote is advisory and is not binding on us. However, the Compensation Committee of our Board of Directors, which is responsible for designing and administering our executive compensation program, and our Board of Directors value your opinion and will consider the outcome of the vote in making decisions regarding executive compensation.

Proposal 3: The votes that shareholders cast "for" must exceed the votes that shareholders cast "against" to ratify the appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the year ending December 31, 2018.

How is a quorum determined?

For a quorum to exist at the Annual Meeting, there must be represented, in person or by proxy, shares representing a majority of the votes entitled to be cast at the meeting. Proxies that expressly abstain from voting on a particular proposal and broker non-votes will be counted for purposes of determining whether a quorum exists at the Annual Meeting.

How do we count votes?

The proxy holders will vote your shares as you instruct. We will not count abstentions or broker non-votes either "for" or "against" a "non-routine" matter submitted to a vote of shareholders. A broker non-vote occurs when a broker or other holder of record, such as a bank, submits a proxy representing shares that another person beneficially owns, and that person has not given voting instructions to the broker or other nominee. A broker may only vote shares on a non-routine matter if the beneficial owner gives the broker voting instructions. Only the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018 is considered a routine matter on which a broker or nominee that holds shares in its name may vote without instruction from the person that owns the shares beneficially.

How are proxies solicited for the Annual Meeting?

The Company is soliciting proxies for the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How is my proxy voted?

Our Board of Directors has designated each of John North, Chief Financial Officer, and Tina Miller, Corporate Controller, as the proxy holders for the Annual Meeting. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) as specified by the shareholder. Proxies submitted without specification will be:
- Voted FOR the director nominees listed in this proxy statement;
- Voted FOR the approval of our compensation of the named executive officers, as disclosed pursuant to Item 402 of Regulation S-K; and
- Voted FOR the ratification of the appointment of KPMG as our independent registered public accounting firm.

Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

In accordance with the Securities and Exchange Commission ("SEC") rules, we are furnishing our proxy materials, including this proxy statement and our Annual Report on Form 10-K, to our shareholders primarily via the Internet. On or about March 9, 2018, we mailed to our shareholders a Notice that contains instructions on how to access our proxy materials on the Internet, how to vote at the meeting and how to request printed copies of the proxy materials and Annual Report on Form 10-K. Shareholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice.

I have previously indicated I want to receive my proxy materials electronically. Will I still receive my materials via email as I have in the past?

Yes. If you have already signed up to receive the materials by email or other electronic transmission, you will continue to receive them in that manner.

DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS

02

Current Directors & Nominees



SIDNEY B. DEBOER

Sidney B. DeBoer took Lithia Motors public in 1996 and is the Chairman of the Board. Mr. DeBoer served as Chief Executive Officer and Secretary from 1968 through 2011, and then Executive Chairman through the end of 2015. Mr. DeBoer's pioneering work in the public auto retailer sector and as an automotive dealer has earned him numerous awards and recognition. His charitable work on the Southern Oregon University Foundation Board, Oregon Community Foundation and the Oregon Shakespeare Festival has created a vibrant community for our company's headquarters. Mr. DeBoer attended Stanford University and the University of Oregon. Mr. DeBoer's familiarity with our business, executive leadership knowledge and industry experience make him uniquely qualified to be our Chairman.



BRYAN B. DEBOER

Bryan B. DeBoer has been our Chief Executive Officer and President since 2012 and first became a director in 2008. Prior to becoming CEO, Mr. DeBoer was Senior Vice President of Mergers & Acquisitions/ Operations and then Chief Operating Officer driving the growth of Lithia and transforming the company culture to an entrepreneurial and high performance model. Upon joining Lithia in 1989, Mr. DeBoer grew through the store positions of Finance Manager, Used Vehicle Manager, General Sales Manager, General Manager and multi-store General Manager. Mr. DeBoer has a B.S. degree from Southern Oregon University in Business Administration. He also graduated from the National Automobile Dealers Association Dealer Academy. Mr. DeBoer's store experience, passion for mergers and acquisitions and strong manufacturer relationships drive our growth. His enthusiasm for the car business combined with a competitive spirit set the tone for our culture.



THOMAS R. BECKER

Thomas R. Becker is President of North American Senior Living, LLC, a senior housing development, operations and consulting company. He joined our board in 1997. Mr. Becker led Pacific Retirement Services, as Chief Executive Officer for 20 years, retiring in 2010. As the former CEO of a large organization, he contributes his experience with multi-state operations, management of a large work force, and capital financing. Mr. Becker earned a B.S. degree from the University of Oregon and has previously served on other public company boards.



SUSAN O. CAIN

Susan O. Cain joined our Board of Directors in 2009. Ms. Cain has been a Senior Instructor in Accounting at Southern Oregon University, located in Ashland, Oregon since 2004. Ms. Cain joined KPMG LLP in 1978, retiring as a partner in the San Francisco office in 1999. While with KPMG, she specialized in banking institutions and trust tax services. Ms. Cain is involved with various non-profit and charitable organizations including the Ashland Independent Film Festival and the Oregon Shakespeare Festival. She maintains her CPA license in California and brings to our Board of Directors a high level of accounting expertise. Ms. Cain holds a B.A. degree in General Science from Oregon State University and a Master of Science in Taxation from Washington School of Law, Washington Institute of Graduate Studies. She serves as the Audit Committee Chair and is an audit committee financial expert as defined under SEC rules.



LOUIS P. MIRAMONTES

Louis P. Miramontes is a nominee for director. He has been an independent financial advisor since 2014. Mr. Miramontes currently serves as the Audit Committee Chair of the Board of Directors for two private companies in California. He provides advisory services to a real estate development company. Mr. Miramontes worked at KPMG from 1976 to 2014, where he served as managing partner for the San Francisco office and provided audit services to public and private companies. He has extensive experience in accounting, financial reporting and corporate governance. Mr. Miramontes holds a B.S. degree in Business Administration from California State University, East Bay. He is also an audit committee financial expert as defined under SEC rules.



KENNETH E. ROBERTS

Kenneth E. Roberts joined our Board in 2012 after working as "of counsel" with Lane Powell, PC, a Pacific Northwest law firm. Mr. Roberts was a partner with the law firm of Roberts Kaplan LLP (formerly Foster Pepper LLP) from 1987 until the firm joined with Lane Powell in January 2011. His private law practice focused on corporate finance, mergers and acquisitions, corporate governance, executive compensation and securities, representing public companies, and community banks. Mr. Roberts is a graduate of Harvard Law School and Oregon State University with a B.S. in Business and Technology. Mr. Roberts chairs our Nominating and Governance Committee and lends insightful analysis to our mergers and acquisitions strategies.



DAVID J. ROBINO

David J. Robino joined our Board in 2016. He began his management career at the Maytag Corporation and Pepsi-Cola. He joined AC Nielsen in 1993, culminating as Senior Vice President of Nielsen International, based in Brussels, Belgium. After a successful Vice Presidency at AT&T Solutions, Mr. Robino left to lead Gateway, Inc. as Executive Vice President and Chief Administrative Officer and later Vice Chairman. Upon retiring from Gateway, Mr. Robino served as a member of the board of directors of Memec, Inc., specialty semiconductors, and Insight Enterprises, Inc. He has served as an adjunct instructor at Southern Oregon University since 2012. Mr. Robino has a M.S. in Industrial Relations from Iowa State University and a B.A. in Social Studies from Graceland College. Mr. Robino's executive management and board experience over the course of his career at many large firms, provides us with expertise across a broad range of subjects.

Non-Director Executive Officers



CHRISTOPHER S. HOLZSHU

Christopher S. Holzshu is our Executive Vice President and Chief Human Resources Officer. Previously, he had been our CFO from 2010 to 2016. As CFO, Mr. Holzshu combined his accounting and financial acumen with his drive to help our stores' operations including the development of our performance management system. He is helping our stores develop stronger teams and stronger performance. Mr. Holzshu joined Lithia in 2003 as Director of Accounting after working on our external audit team at KPMG LLP, where he specialized in automotive manufacturing and retail sectors. Throughout his career with Lithia he has gained a deep understanding of the operations of our stores and a special talent for relating to individuals at all levels of the organization. Mr. Holzshu earned a B.S. in Accounting from the University of Alaska and is a licensed CPA.



SCOTT A. HILLIER

Scott A. Hillier has been Senior Vice President of Operations since 2008, for which he oversees store leadership. Mr. Hillier joined Lithia in 1986, working in our stores in roles including Finance Manager, General Sales Manager, General Manager and multi-store General Manager. He was an initial leader of our store acquisition efforts. Mr. Hillier quickly developed a reputation for identifying talent and building teams which led to his promotion to Vice President of Human Resources in 2003. In his current role, Mr. Hillier helps foster our value of taking personal ownership for performance while mentoring store leadership including the Lithia Partners Group. Mr. Hillier graduated from Southern Oregon University with a B.S. in Inter-Disciplinary Studies.



GEORGE C. LIANG

George C. Liang has been our Senior Vice President of Operations since DCH combined with Lithia in 2014. He oversees store leadership. Mr. Liang joined DCH in 1988 after working as Vice President of BNP Paribas for 11 years in commercial finance. After working in Toyota and Nissan stores, he assumed responsibility for DCH's West Coast operations in 2001. Mr. Liang successfully added the East Coast to his duties and became President of DCH Auto Group in 2010. During the combination with Lithia, he right-sized operations and led a cultural change to elevate performance through entrepreneurship. Mr. Liang is very active in various automotive dealer associations, including minority dealer organizations, and has extensive relationships with our manufacturer and finance partners. He is a graduate of University of California at Berkeley (B.A.) and University of British Columbia, Canada (M.B.A.), majoring in finance.



JOHN F. NORTH III

John F. North III is our Senior Vice President and Chief Financial Officer. Previously, he had been our Vice President of Finance from 2010 to 2016, and Chief Accounting Officer since 2015. Mr. North joined Lithia in 2002 and throughout his tenure he has rigorously applied continuous improvement to accounting, tax, and external reporting. Mr. North has broad responsibilities in corporate finance and investor relations while overseeing Lithia's risk management functions. Before joining Lithia, he worked for real estate and technology companies in the San Francisco area. Mr. North graduated from Santa Clara University with a degree in Finance. He is a licensed CPA in Oregon and a CFA charterholder.



BRYAN OSTERHOUT

Bryan Osterhout is a Senior Vice President leading a substantial group of stores throughout the Northwest U.S. and Alaska. He joined Lithia over 20 years ago as the General Manager of Eugene Chrysler Dodge Jeep Ram. Mr. Osterhout exhibited his entrepreneurial spirit early, borrowing money from his family to start a used car dealership when he was only 21 years old. Now, he inspires that same passion for operational performance and leadership throughout many of our stores. Mr. Osterhout studied economics and marketing for four years at the University of Oregon.



THOMAS M. DOBRY

Tom Dobry is our Senior Vice President and Chief Marketing Officer. He leads our internal marketing team and partners with external agencies that serve our stores. Mr. Dobry first joined Lithia in 2007 and then again in 2013. He took a brief hiatus from Lithia to build a team in Detroit, Michigan guiding Chevrolet's advertising. Before joining Lithia, Mr. Dobry led regional marketing efforts for the Saturn and Dodge brands at Goodby Silverstein & Partners and BBDO advertising agencies, respectively. Mr. Dobry has a B.A. in Advertising from Michigan State University and a M.B.A. from the University of Oregon.

2017 Board & Committee Composition

The following table reflects our Board members and their committee positions in 2017.

Director	Key	Compensation	Audit	Nominating & Governance
Sidney B. DeBoer	CB			
Thomas R. Becker	LI	✓		✓
Susan O. Cain	I	✓	C	✓
Bryan B. DeBoer				
Kenneth E. Roberts	I		✓	C
David J. Robino	I	C	✓	✓

CB = Chairman of the Board I = Independent Director LI = Lead Independent Director C = Committee Chairman

Board of Directors

Our bylaws provide for not fewer than five and not more than nine directors. Our Board of Directors has the discretion to set the size of our board from time to time. Our Board of Directors has set the number of directors at seven.

There is no requirement that directors attend our Annual Meeting of Shareholders, but directors are encouraged to do so. Our Board of Directors held 16 meetings in 2017. Each incumbent director attended at least 80% of all meetings of the Board and of the Board committees on which he or she served. All of our incumbent directors attended our 2017 Annual Meeting of Shareholders.

Board Committees

Our Board has three standing committees: the Compensation Committee, the Audit Committee, and the Nominating and Governance Committee. Each committee member is an independent director under NYSE listing standards, including, with respect to members of the Audit Committee and Compensation Committee, under the enhanced independence standards that apply to members of those committees. Each of our Board committees has a charter. Commencing with our 2017 Annual Meeting, at least one member of each of our Audit Committee and Compensation Committee may not belong to both committees. A written copy of our committee charters, Corporate Governance Guidelines, Code of Business Conduct and Ethics and Shareholder Communications Policy may be obtained by contacting our Investor Relations Department, Lithia Motors, Inc., 150 N. Bartlett Street, Medford, Oregon 97501. These documents are also available on our website at www.lithia.com under Investor Relations.

THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for our executive compensation philosophy. Among other responsibilities, it annually reviews the performance of, and determines the base salary and variable and long-term compensation for, our Chief Executive Officer. The Compensation Committee also reviews the compensation for other executive officers and reviews and recommends the compensation for independent Board members.

The Compensation Committee may delegate any of its responsibilities to a subcommittee, which subcommittee shall consist of at least two members of the Compensation Committee but otherwise may consist of any person(s) selected by the Compensation Committee. In December 2017, the Compensation Committee delegated limited authority to our CEO and Executive Vice President to award restricted stock units ("RSUs") to employees of the Company during the course of 2018 based upon employee performance; the maximum aggregate number of shares underlying RSUs that the CEO may award in a calendar year is equal to an aggregate of $1,500,000 divided by the average closing price of one share of the Company's Class A Common Stock in the 40 trading days before the award date of the RSU. In addition, the Compensation Committee has delegated authority to our CEO and CFO to make discretionary contributions to employees' accounts of up to $200,000 in the aggregate per calendar year under the Lithia Motors, Inc. Management Non-Qualified Deferred Compensation and Long-Term Incentive Plan.

The Compensation Committee also has the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant and outside legal counsel as necessary to assist with the execution of its duties and responsibilities. In 2017, the Compensation Committee retained Pay Governance LLC to provide advice and counsel. Pay Governance provided compensation advice to the Committee on our Chief Executive Officer, Chief Financial Officer and next three highest-paid executives. The Compensation Committee monitors our employee benefits plans, including our 2013 Amended and Restated Stock Incentive Plan, our 2009 Employee Stock Purchase Plan, our Performance Bonus Plan and our Executive Management Non-Qualified Deferred Compensation and Long-Term Incentive Plan, and the Compensation Committee certifies and approves payments based on performance measures. The Compensation Committee held eight meetings in 2017. See "Compensation Discussion and Analysis" below for a discussion of our compensation philosophy and how the Compensation Committee determines the compensation of our executive officers.

THE AUDIT COMMITTEE

The Audit Committee is responsible for selecting and hiring our independent registered public accounting firm and for overseeing our accounting functions, systems of internal control established by management and processes to assure compliance with applicable laws, regulations and internal policies. The Audit Committee routinely meets in executive session with each of representatives from KPMG, our Chief Financial Officer and our Director of Internal Audit, and our Director of Internal Audit reports directly to the chair of the Audit Committee. The Audit Committee held five meetings during 2017. Each committee member is financially literate, as required under NYSE listing standards and the Audit Committee Charter; our Board has reviewed the qualifications and experience of the nominees standing for election and has determined that Ms. Cain satisfies the requirements of an "audit committee financial expert" as defined by SEC rules.

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Governance Committee is responsible for assisting our Board of Directors in identifying qualified individuals to become Board members and recommending to our Board of Directors nominees for each annual meeting of the shareholders; determining the composition of our Board of Directors and its committees; developing and implementing a set of effective corporate governance policies and procedures; developing and enforcing a Code of Business Conduct and Ethics; monitoring a process to assess the effectiveness of our Board of Directors, its members and its committees; and ensuring our compliance with NYSE listing standards. The Nominating and Governance Committee held four meetings in 2017.

Director Independence

Our Corporate Governance Guidelines require our board to be composed of a majority of independent directors. Generally, under NYSE listing standards, a director is not independent if he or she has a direct or indirect material relationship with Lithia or its management. In accordance with its charter, the Nominating and Governance Committee annually reviews the independence of all non-employee director nominees and reports its findings to the full Board of Directors, which makes a determination about the independence of each nominee. The Board of Directors and the Nominating and Governance Committee review and discuss all transactions and relationships between each director nominee or any member of his or her immediate family and Lithia, its consolidated subsidiaries and affiliates, and management, both in the context of the specific independence standards enumerated in the NYSE listing standards, as well as other business and personal relationships that could compromise the independent judgment of a director. Other than the NYSE listing standards, we do not adhere to categorical standards for determining independence; rather, we review and evaluate the specific facts and circumstances of each transaction and relationship to determine whether the director is independent. As a result of this review, our Board of Directors affirmatively determined that each of Ms. Cain and Messrs. Becker, Miramontes, Roberts and Robino is independent under NYSE listing standards.

Lead Independent Director and Leadership Structure

Lithia's governance documents provide our Board with flexibility to select the leadership structure that is best for the Company. If the Chairman of our Board of Directors is not an independent director, our Board of Directors annually selects an independent director to serve as the "Lead Independent Director" responsible for coordinating the activities of the independent directors. If the Chairman of our Board of Directors is an independent director, our Board of Directors may nonetheless select a Lead Independent Director from one of the other independent directors.

Bryan B. DeBoer is our President and Chief Executive Officer, and Sidney B. DeBoer is our Chairman of the Board. We believe that the separation of the CEO and Chairman positions is beneficial because it allows our CEO to focus his energy and time on operating the Company while simultaneously allowing our Chairman to exercise his leadership strengths. Because Sidney B. DeBoer is not an independent director, our Board

of Directors appointed Thomas R. Becker as Lead Independent Director, and he has served in that capacity since 2008.

Sidney B. DeBoer, as Manager of Lithia Holding Company, L.L.C. ("Lithia Holding"), has the authority to vote all of the Class B common stock, which has 29.4% of the voting power of our outstanding voting shares. To ensure independent oversight of management and the transparency expected from a public company:

- We maintain a Board comprised of a majority of independent directors, and the Audit Committee, Compensation Committee and Nominating and Governance Committee are composed solely of independent directors;
- At least once each quarter, with the Lead Independent Director presiding, the independent directors meet privately in executive session;
- Annually, an independent third party conducts a 360

degree review of our Chief Executive Officer with the other Board members and the officers reporting directly to the Chief Executive Officer. The results of that review are shared with the independent directors;

- An independent third party also annually conducts a review of the performance of each director, each Board Committee, and the Board as a whole;
- Each committee chair sets the agenda for his or her committee meeting and all directors are permitted to propose items for consideration by any committee or the full Board;
- Each committee is given the right in its charter to retain outside advisors (including legal counsel) in its discretion; and
- We adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics (each of which is available on our website at www.lithia.com).

We believe our Board and committee structure, practices and policies, as described above, allow our Board of Directors to provide adequate, independent oversight of management. Shareholders may contact the Lead Independent Director or the independent directors as a group using the procedures described in "Shareholder and Other Interested Parties Communications" below.

Our Board's Risk Oversight Role

Our Board of Directors monitors the risks facing our business by evaluating our risk management processes, including the processes established to monitor how management reports material risks to our Board of Directors and how our executive team manages the various risks that our business faces. Our Board of Directors periodically reviews the potential severity of various risks faced by our Company (including geographic risks and the potential impact of new laws on the business) and the likelihood that they will occur. Our Board of Directors collaborates with management on developing the Company's long range plan and as part of that process helps management ensure that those risks and uncertainties are considered in management's ongoing operations and in creating the Company's long range plan.

Our Board of Directors has delegated responsibility for certain areas of its risk oversight to its standing committees.

The Compensation Committee, together with our Board of Directors, reviews and manages our compensation policies and programs to ensure they do not encourage excessive risk-taking by our executives and employees. The Compensation Committee reviews a summary and assessment of such risks at least annually and in connection with the discussion or review of individual elements of compensation.

The Audit Committee reviews our material financial risk exposures and the process by which management assesses and manages financial risks. The Audit Committee also meets with management to discuss the steps management has taken to assess, monitor and mitigate risks that the Company faces. While our Board of Directors oversees risk management, our management is charged with managing risk through effective internal controls and processes, which facilitate the identification and management of risks, and management regularly discusses risk management with our Board of Directors.

Director Qualifications and Nominations

The Nominating and Governance Committee is responsible for identifying and evaluating potential director nominees to fill any vacancies on our Board of Directors. The committee recommends director nominees with backgrounds and qualifications that complement each other and collectively allow our Board of Directors to fulfill its responsibilities.

The Nominating and Governance Committee annually reviews the composition of our Board and evaluates the qualifications and contributions of the current directors in the context of the desired composition of our Board, our operating requirements and the interests of our shareholders. The committee also routinely reviews and interviews candidates for our Board of Directors whose background and experience suggest they may be qualified to join our Board. The qualifications required of individuals for consideration as a Board nominee vary according to the particular areas of expertise sought as a complement to our existing Board of Directors composition at the time of any vacancy. Potential candidates may be suggested by various sources, including management, Board members, shareholders, legal counsel, business leaders and other industry executives and directors. To date, our Board has not used an outside director search firm to identify potential director nominees. Mr. Miramontes was recommended as a nominee to serve on the Board by the Nominating and Governance Committee.

The Nominating and Governance Committee evaluates the qualifications of potential director nominee candidates, including candidates proposed by shareholders, based on criteria that include the individual's skills, experience and other factors in the context of the current composition of our Board of Directors, to maintain our Board's overall diversity. Among other aspects, the Nominating and Governance Committee evaluates the following factors when evaluating director nominees: business experience, other directorships, business and personal relationships with management, educational background, expertise in finance, knowledge of financial reporting and the business of the Company, and industry experience. In this context, diversity encompasses differences of viewpoint, personal and professional experience, education, skill, and other individual qualities and backgrounds, such as gender, race and ethnicity. At a minimum, qualified director nominees must have the ability to dedicate sufficient time to Board activities, and candidates for a position as an independent director must meet applicable NYSE independence standards and not have any conflicts of interest with the Company. The Nominating and Governance Committee reviews its effectiveness in balancing these criteria when assessing the composition of our Board.

Beginning with the 2019 annual meeting, directors will no longer be considered independent if they have been on the Board for 15 or more years, and no person may serve as an Independent director after attaining the age of 79. We require all of our directors to annually sign an acknowledgment of their confidentiality obligations and obligations under our insider trading policy and other applicable policies to reinforce their commitment to protect our confidential information and our business reputation and to comply with applicable securities laws.

We seek to attract and retain qualified candidates for Board membership regardless of the origin of recommendation, and there are no differences in the manner in which the Nominating and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder or the Committee itself. The Nominating and Governance Committee will consider potential nominees recommended by any record or beneficial shareholder. See "*Shareholder and Other Interested Parties Communications-Shareholder Director Recommendations*" below.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive, financial and accounting officers. A complete copy of our Code of Business Conduct and Ethics is available on our website at www.lithia.com. You may request a copy by mail from our Investor Relations Department, Lithia Motors, Inc., 150 N. Bartlett Street, Medford, Oregon 97501. We intend to publicly disclose any amendment to and any waiver of the Code of Business Conduct and Ethics on our website.

Compensation of Directors

Non-Employee Director Compensation. Our directors serve from election at each annual meeting until the following annual meeting or until the director's successor is elected and qualified. The Compensation Committee annually reviews non-employee director compensation and recommends changes to our Board of Directors. If accepted, any recommended change is effective for the ensuing service year. Accordingly, the actual compensation paid to a non-employee director in a calendar year is generally earned under two separate compensation plans. Except for Sidney B. DeBoer, directors who are employees of the Company are not compensated separately for their service as directors. See "Certain Relations and Transactions with Related Persons," below. Executive officers of the Company do not recommend or determine non-employee director compensation. Our non-employee directors are Ms. Cain and Messrs. Becker, Roberts and Robino.

We pay a majority of our non-employee directors' compensation as equity awards. The Compensation Committee believes that paying a majority of the annual compensation in equity provides non-employee directors with a vested interest in our long-term financial success and aligns their interests with those of our shareholders. The compensation structure for our non-employee directors for the 2017-2018 service year was:

> $75,000 cash plus an additional $25,000 cash to each director who serves as a committee chair, lead independent director or as chairman of the Board. In each case, cash amounts are paid in 12 monthly installments over the service period.

An award for a number of RSUs, which are settled in shares of our Class A common stock, with a value of $100,000, which increases by an additional $40,000 if the director serves as a committee chair, lead independent director or as chairman of the Board. The number of RSUs awarded is based on the average closing share price for the 40 trading days prior to the award grant date.

We currently grant RSU awards to our non-employee directors immediately after the annual shareholder meeting. The RSU awards vest over one year, with 25% vesting on the first business day of the month after each regularly scheduled quarterly meeting of our Board of Directors if the director continues to serve on that day. All equity grants to non-employee directors are subject to our stock ownership policy. See "*Non-Employee Director Stock Ownership Policy; Hedging and Pledging Restrictions*" below.

Our Board of Directors believes the compensation of our non-employee directors is equitable, and that by paying most of the non-employee directors' compensation as equity awards subject to our stock ownership policy we tie the directors' compensation to shareholder interests. The Compensation Committee periodically engages independent consultants to review the market competitiveness of the compensation paid to the non-employee directors compared to Company peers. The Compensation Committee engaged Pay Governance LLC in February 2017 to help it assess non-employee director compensation for the 2017-2018 Board service year.

Non-Employee Director Compensation Table

Non-Employee Director Compensation Table. The following table summarizes compensation paid to non-employee directors and to Sidney B. DeBoer during calendar year 2017, which represents the 2017 portion of both the 2016-2017 Board term and the 2017-2018 Board term:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Sidney B. DeBoer	85,008	161,020	909,098 [2] [3]	$1,155,126
Thomas R. Becker	95,000	161,020	5,947 [2]	$261,967
Susan O. Cain	95,000	161,020	3,197 [2]	$259,217
Kenneth E. Roberts	95,000	161,020	6,453 [2]	$262,473
David J. Robino	95,000	161,020	—	$256,020
Shau-wai Lam [4]	14,823	—	—	$14,823

1. The amounts set forth in this column reflect the grant date fair value of all awards in 2017, including awards that did not vest in 2017. (See Note 10 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2017 for the valuation techniques and assumptions and other information related to our stock awards).
2. Amounts paid by us on behalf of our Board members for long-term care insurance premiums. Mr. DeBoer includes his earnings from his transition agreement date September 2015.
3. This amount includes payments made under Mr. DeBoer's transition agreement, including insurance benefits and car allowances.
4. Mr. Lam did not stand for reelection in 2017.

The fees reflected in the column "Fees Earned or Paid in Cash" in the above table are the actual fees earned in calendar year 2017. The amounts in the "Stock Awards" column reflect the fair value of awards granted during 2017, even though not fully earned until the completion of the year of service in March 2018.

Deferred Compensation Agreements with Non-Employee Directors. We offer our non-employee directors the opportunity to defer receipt of their compensation by entering into a Deferred Compensation Agreement with the Company. Under this agreement, participants, including the non-employee directors, who elect to defer compensation may defer receipt of all or a portion of their cash compensation and any stock award. In 2017, no director elected to defer cash compensation or stock compensation.

Director Service Agreement with Sidney B. DeBoer. We entered into a Director Service Agreement, effective January 1, 2016, with Sidney B. DeBoer. Under the agreement, we paid Mr. Sidney B. DeBoer in cash a prorated portion of $210,000 (the cash equivalent of the annual amount paid in cash and stock to non-employee directors for the 2015-2016 service year). Beginning with the 2016-2017 service year, the Company began paying him (and will continue paying him for so long as he remains a member of the Board) the same compensation, in the same form, as the Company pays to its non-employee directors.

Equity incentive awards outstanding at December 31, 2017 for each non-employee director were as follows:

Name	Unvested Stock Awards (#)
Sidney B. DeBoer	433
Thomas R. Becker	433
Susan O. Cain	433
Kenneth E. Roberts	433
David J. Robino	433
Shau-wai Lam	—

Non-Employee Director Stock Ownership Policy; Hedging & Pledging Restrictions

We expect our non-employee directors to acquire and hold sufficient shares of our common stock to meaningfully share the risks and rewards of ownership with our shareholders. Accordingly, under our Stock Ownership Policy for Directors, non-employee directors are required to acquire and retain the net after-tax shares received as compensation until the director's accumulated holdings have a market value equal to at least five times the base compensation paid to the director in the then-current service year. If a director ceases to comply with the policy, the director is expected to retain 50% of the net after-tax shares received upon the settlement of any equity incentive award until the stock ownership minimums are attained. In determining compliance with the policy, share ownership includes RSUs subject to time-vesting and indirect share ownership.

Our insider trading policy and our stock ownership policy for executive officers and directors specifies that they may not (1) engage in hedging transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or (2) hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan. In the case of pledging transactions, our Board of Directors may grant exceptions to its anti-pledging policy in circumstances our Board of Directors determines to be not detrimental to the Company. In addition, securities pledged as of March 15, 2013 may continue to be pledged under existing or replacement arrangements. The number of securities that were pledged prior to such date have decreased over time. Sidney B. DeBoer is a member and the manager of Lithia Holding, which has the sole voting and investment power with respect to all of the Company's Class B common stock; all of the 1,000,000 shares of Class B common stock held by Lithia Holding are pledged by Lithia Holding to secure a loan to Lithia Holding. Kenneth E. Roberts has a line of credit that is secured by the securities held in one of his brokerage accounts, including 59,775 shares of Class A common stock of Lithia; no amounts were drawn on this line of credit as of February 28, 2018. Thomas R. Becker has a line of credit that is secured by the securities held in one of his brokerage accounts, including 50,095 shares of Class A common stock of Lithia; no amounts were drawn on this line of credit as of February 28, 2018.

Our Board of Directors has nominated each of the following persons for election as a director:

Nominee Name	Age	Has Been a Director Since/ (During)	Independent
Sidney B. DeBoer	74	1968	
Thomas R. Becker	66	1997	Yes
Susan O. Cain	63	2009	Yes
Bryan B. DeBoer	51	2008	
Louis P. Miramontes	63	N/A	Yes
Kenneth E. Roberts	73	2012	Yes
David J. Robino	58	2016	Yes

Our Board of Directors unanimously recommends a vote FOR each of the nominees named above.

Term

If elected, each nominee will hold office until the next annual meeting or until his or her successor is elected and qualified.

Director Replacement and Resignation Policy/Election by Majority Vote

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable or unwilling to serve, proxies may be voted for another person nominated by our Board of Directors.

Because our Board of Directors is elected by a plurality of votes, it is possible directors can be elected with less than a majority vote in favor of their election. Our Board of Directors has adopted a Director Resignation Policy to address the possibility that, in an uncontested election of directors, a director could be elected with more "withheld" votes than votes cast "for" the director. A director receiving more "withheld" votes than "for" votes must tender his or her resignation from our Board of Directors within five business days after certification of the election results. Within ninety days after receipt of such resignation, the Nominating and Governance Committee will consider the resignation offer and make a recommendation to our Board of Directors whether to accept or reject the offer to resign. Our Board of Directors will disclose its decision on a Form 8-K filed with the SEC. The Nominating and Governance Committee will not nominate for election any person who in the previous year's election received more "withheld" votes than votes cast "for" the person. The full Director Resignation Policy is included in our Corporate Governance Guidelines which may be accessed on our website at www.lithia.com.

Biographical Information on our Nominees

Our Board of Directors believes that the combination of the qualifications, skills and experiences of the nominees will contribute to an effective and well-functioning Board. Our Board of Directors and the Nominating and Governance Committee believe that individually, and as a group, the nominees possess the necessary qualifications to provide for future oversight of our business consistent with their fiduciary duties to shareholders. Included in each director nominee's biography, above, is a description of the experience, skills and attributes of each nominee.

PROPOSAL NO. 2

Advisory vote on the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K.

04

We are asking shareholders to approve the following advisory resolution on the executive compensation reported in this proxy statement:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and related tables, notes and narrative discussion in the Proxy Statement for the Company's 2018 Annual Meeting of Shareholders, is approved.

The advisory vote, which is required by Section 14A of the Securities Exchange Act, is a vote to approve or disapprove the overall compensation package of our executive officers and not any one specific element of the compensation package or on the compensation received by any one person. The advisory vote is non-binding and does not overrule a decision by the Company, our Board of Directors or the Compensation Committee or create or imply any additional fiduciary duty for our officers or directors. However, the Compensation Committee and Board will review and consider the results of the advisory vote when making future decisions about executive compensation. Because we typically determine annual compensation before the advisory vote on the prior year's compensation is cast, however, if we determine to make a change in our practices based on shareholder feedback, there may be a delay in implementing those changes.

At our 2017 Annual Meeting of Shareholders, over 98.5% of the advisory votes cast on the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and related tables, notes and narrative discussion in the Proxy Statement for our 2017 Annual Meeting of Shareholders, were cast "for" that compensation. The Compensation Committee considered this shareholder approval when it determined 2018 compensation. Based on the approval and on our belief that our compensation philosophy, programs and practices in 2016 were effective in promoting our strong financial performance, we did not make material changes to the philosophy, programs or practices in 2017. The increases we made to the amount of compensation that we paid to our executives between 2016 and 2017 reflect our improved financial performance and increased responsibility and experience of our executives.

We urge shareholders to read the detailed information about our compensation philosophy and objectives included in Compensation Discussion and Analysis ("CD&A"), below, which provides context for the Summary Compensation Table and related information. As discussed in the CD&A, we believe our compensation programs align the interests of our executives and our shareholders, help us attract and retain experienced executive talent, and focus our executives on performance and achievement of our short-, mid- and long-term strategic goals and objectives. We believe the overall compensation paid in 2017 was appropriate, particularly considering our financial results in 2017.

Our Board of Directors unanimously recommends a vote FOR the advisory resolution to approve the compensation of our named executive officers.

Compensation Discussion and Analysis

Named Executive Officers

This section discusses our compensation programs and the compensation paid in 2017 to our Chief Executive Officer, Chief Financial Officer and next three highest-paid executives (named executive officers, or NEOs). The following table identifies our NEOs, the positions they hold and the year in which they became an employee. Our officers are appointed by our Board of Directors. (See "Directors, Nominees and Executive Officers" for more complete biographical and background information on our NEOs).

Name	Age	Current Position(s)	With Company Since
Bryan B. DeBoer	51	President and Chief Executive Officer	1989
John F. North III	40	Chief Financial Officer	2002
Christopher S. Holzshu	44	Executive Vice President	2003
Scott A. Hillier	54	Senior Vice President	1986
George C. Liang	62	Senior Vice President	2014

Executive Summary

Compensation Philosophy

Overview

This memorandum describes the compensation philosophy underlying pay plans for Lithia's Named Executive Officers (NEOs) and other key senior management positions.

Compensation Philosophy

Lithia's compensation program supports the Company's vision, mission and values, and aligns incentives and rewards with the execution of our business strategy, as defined in our Long-Range Plan (LRP). Lithia's compensation program is designed to attract and retain high-performing employees who drive the Company's long-term success. We strive to do this by providing a market-competitive base salary and performance-based short-and long-term incentive compensation.

Vision, Mission and Values

***Our Vision* to be the highest performing automotive retailer relies on everyone's full engagement.** We foster a high-achievement culture and recognize we are successful when all employees are engaged to achieve common goals. For this reason, our compensation goals weight broad measures such as earnings per share that capture every employee's contribution.

***Our Mission:* Growth Powered by People.** We are a growth company and the continued development of our team is critical to our long-term success. Our entrepreneurial culture is the foundation of our business strategy. We support independence and variation in operating models to unleash the potential of all our people. Trust in each other is key to making decisions that will be in the long-term best interests of the Company. We strive for high customer retention and strong market share while controlling costs to yield exceptional profit performance.

Our Values **guide us in developing our people, serving our customers, and growing our Company.** Working together, we create a welcoming environment to ensure positive experiences that Earn Customers for Life. We take Personal Ownership for our results. By remaining humble when we succeed and confident when we face challenges, we find new possibilities. Our desire to Improve Constantly spurs innovation, personal motivation and high performance. Having Fun accelerates our enthusiasm for customers, cars, each other, and our Company.

Our Company Strategy

The Company's strategy is to acquire under-performing assets and promote a high-performance culture that enables us to generate substantial cash to fuel acquisition growth. Areas that drive our financial success are:

- increasing revenues in all business lines;
- capturing a greater percentage of overall new vehicle sales in our markets;
- capitalizing on a used vehicle market that is approximately three times larger than the new vehicle market;
- growing our service, body and parts revenues as units in operations increase;
- leveraging our cost structure as revenues increase;
- diversifying our franchise mix and geographic risk through acquisitions;
- integrating acquired stores to achieve targeted returns;
- increasing our return to investors through share price, dividends and strategic share buy-backs;
- utilizing prudent cash management, including investing capital to produce accretive returns; and
- managing our balance sheet to prepare for future expansion opportunities and to be prepared for market downturns.

Compensation Committee Responsibilities

The Compensation Committee is responsible to review the compensation philosophy and policies that govern the Company's executive compensation programs. Most importantly, the Compensation Committee is responsible for:

- adopting and guiding processes for the performance and compensation management of the CEO;
- recommending and guiding processes for the performance and compensation management of the executives in positions that are vice president level or higher or who report to the CEO, all for the recommendation and approval of the Board of Directors; and
- providing oversight to any other human resources actions impacting the CEO or the executives in positions that could conceivably succeed the CEO.

The Compensation Committee has oversight of the Company's strategic goals and objectives relevant to compensation, the compensation components, performance evaluations and related matters of all executive management. The Committee oversees the administration of the Company's stock incentive plans, stock purchase plans, other equity incentive plans, profit sharing plans, and pension plans.

Compensation Program Risk Assessment

Our Board of Directors and the Compensation Committee are required to assess whether our compensation policies and practices and, in particular, our performance-based compensation practices, encourage executives or other employees to take unnecessary or unreasonable risks that could threaten the long-term value of the Company or that are reasonably likely to have a material adverse effect on the Company. Management believes that our practices adequately manage this risk because:

- our executive compensation plan is benchmarked to an independent compensation survey;
- the primary criteria we use for performance compensation components are "bottom line" measures such as pre-

tax profit and adjusted earnings per share, which we believe are less susceptible to manipulation for short-term gain than are "top line" measures;

- cash bonuses are capped;
- the incentive plans for executive management put weight on Company-wide or divisional performance measures;
- our cash bonus plan preserves discretion to permit the Committee to elect not to pay otherwise achieved bonus amounts for any reason;
- a meaningful component of compensation is equity grants with extended vesting periods designed to ensure that our executives value and focus on the Company's long-term performance;
- NEOs have equity positions in Lithia and are subject to stock ownership policies, which we believe increases their focus on long-term shareholder value; and
- executive compensation is subject to "claw-back" upon a financial restatement.

YEAR IN REVIEW

Business Review

In 2017, we continued to build upon our three cornerstones of success: operational growth, acquisition opportunities and financial discipline. The table below highlights selected results that determined performance-based compensation in 2017. Certain of the financial measures differ from measures calculated in accordance with generally accepted accounting principles in the United States ("GAAP").

	2017	2016	2015
Income before income taxes	$347.1M	$283.5M	$262.7M
Adjusted income before income taxes	$344.1M	$308.6M	$302.1M
Diluted net income per share	$9.75	$7.72	$6.91
Adjusted diluted net income per share	$8.39	$7.42	$7.02
Leveraged EBITDA	$328.5M	$276.7M	$277.5M
Liquidity	$516M	$356.8M	$337.7M
Debt to adjusted EBITDA	2.0x	2.2x	1.8x
New vehicle unit sales	167,146	145,772	137,486
Rate for manufacturer sales responsibility attainment	109.3%	110.0%	108.2%
Used retail vehicle same store unit sales increase	3.5%	9.5%	9.3%
Service, body and parts same store sales increase	5.1%	8.4%	10.3%

The following tables reconcile certain reported non-GAAP measures to the most comparable GAAP measure from our Consolidated Statements of Operations (dollars in thousands, except per share amounts):

	As reported	Insurance Reserves	Acquisition expense	OEM Settlement	Disposal gain on sale of stores	Tax reform	Adjusted
				Year Ended December 31, 2017			
Income before income taxes	$347,069	$5,582	$5,653	$(9,111)	$(5,104)	–	$344,089
Income tax (provision) benefit	(101,852)	(2,174)	(2,202)	3,423	2,482	(32,901)	(133,224)
Net income	$245,217	$3,408	$3,451	$(5,688)	$(2,622)	$(32,901)	$210,865
Diluted net income per share	$9.75	$0.14	$0.14	$(0.23)	$(0.10)	$(1.31)	$8.39
Diluted share count	25,145						

	As reported	Disposal gain on sale of stores	Equity-method investment	Legal Reserve	Tax attribute	Adjusted
			Year Ended December 31, 2016			
Income before income taxes	$283,523	$(1,087)	$22,254	$3,936	–	$308,626
Income tax (provision) benefit	(86,465)	426	(28,530)	(3,250)	(1,320)	(119,139)
Net income	$197,058	$(661)	$(6,276)	$686	$(1,320)	$189,487
Diluted net income per share	$7.72	$(0.03)	$(0.25)	$0.03	$(0.05)	$7.42
Diluted share count	25,521					

	As reported	Disposal gain on sale of stores	Asset impairment	Equity-method investment	Transition Agreement	Adjusted
			Year Ended December 31, 2015			
Income before income taxes	$262,704	$(5,919)	$3,603	$23,451	$18,296	$302,135
Income tax (provision) benefit	(79,705)	2,309	(1,385)	(30,832)	(6,507)	(116,120)
Net income	$182,999	$(3,610)	$2,218	$(7,381)	$11,789	$186,015
Diluted net income per share	$6.91	$(0.14)	$0.08	$(0.28)	$0.45	$7.02
Diluted share count	26,490					

	2017	2016	2015
EBITDA and Adjusted EBITDA			
Net income	$245,217	$197,058	$182,999
Other interest expense	34,776	23,207	19,491
Income tax expense	101,852	86,465	79,705
Depreciation and amortization	57,722	49,369	41,600
EBITDA	$439,567	$356,099	$323,795
Other adjustments:			
Less: used vehicle line of credit interest expense	(2,740)	(3,732)	(2,456)
Add: equity investment fair value adjustment	—	22,254	27,054
Add: reserve adjustments	5,582	3,936	—
Add: transition agreement	—	—	18,296
Add: acquisition expenses	5,653	—	—
Less: OEM legal settlements	(9,111)	—	—
Less: disposal gain on sale of store	(5,104)	(1,087)	(5,919)
Adjusted EBITDA	$ 433,847	$ 377,470	$ 360,770

	2017	2016	2015
Leveraged EBITDA			
Adjusted EBITDA	$433,847	$377,470	$360,770
Less: capital expenditures	(105,378)	(100,761)	(83,244)
Free cash flow	$328,469	$276,709	$277,526

Compensation Performance:
The Company feels strongly that it should align performance compensation with objectives that the management team can control. These include objectives like pre-tax profit, earnings per share, and OEM (Original Equipment Manufacturer) approvability.

The Company periodically assesses how CEO compensation relates to Total Shareholder Return (TSR) over historical pay periods. However, because TSR reflects many aspects management cannot control or influence, such as interest rates, unemployment, national sales, gas prices and political issues, the Company does not believe it is an appropriate target measure for forward-looking compensation objectives.

The following two tables show Lithia's CEO's 2016 actual total direct compensation and one-year TSR ranking for 2017 in relation to members of Lithia's peer group, which is the most recent information available. Lithia's CEO compensation and TSR are on the lower end of the peer group and are within a relevant range and is seen as fairly correlated by proxy advisors.

CEO 2016 Pay Alignment



The following shows the Company's TSR in relation to the peer group through December 31, 2017.

2017 TSR Performance as of December 31,2017



Compensation Plan Features

Compensation Governance Provisions

To align management and shareholder interests, and to mitigate any potential incentive for management to take inappropriate risks, the Company has the following policies:

- **Stock Ownership Policy:** NEOs and Non-NEO Vice Presidents are expected to acquire and hold shares of our Class A common stock with a market value equal to a multiple of their base salary, as indicated in the table below, within five years of service in their position. Our stock ownership policy more closely aligns the interests of our NEOs with the interests of our shareholders and exposes our NEOs to downside equity performance risk.

Position:	Multiple of Salary:
Non-Employee Directors	5
Chief Executive President	5
Executive Vice President	3
Senior Vice President	2
Vice President	1

- **Pledging and Hedging:** Our NEOs and Non-NEO Vice Presidents may not engage in hedging or monetization transactions with Lithia stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.

- **Claw-backs:** Compensation that we pay based on performance, including annual performance bonuses and equity compensation, is subject to a "claw-back" if we restate our financial statements and if less cash compensation should have been paid or fewer RSUs should have been issued based on the restated measures.

- **Negative Discretion of the Compensation Committee:** The Committee has discretion to reduce cash bonus amounts even if performance levels specified in the award are attained.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Bryan DeBoer, our Chief Executive Officer (the "CEO"):

For 2017, our last completed fiscal year:
- the annual total compensation of the employee identified at median of our company (other than the CEO), was $39,575; and
- the annual total compensation of the CEO was $4,444,184;
- For this ratio, for both employee compensation (other than our CEO) and CEO compensation was calculated using 2017 paid wages, annualized for employees who did work a full year, as further described below.

Based on this information, for 2017, the ratio of the annual total compensation of Bryan DeBoer, our Chief Executive Officer, to the median of the annual total compensation of all employees was estimated to be 112 to 1.

We identified the median of the annual total compensation of all our employees using the annualized base salary and expected bonus, as of December 31, 2017, plus any long-term incentive stock awards and long-term incentives granted in 2017 for all individuals, excluding the CEO, who were employed by us during 2017 (whether employed on a full-time, part-time, or seasonal basis). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO compensation.

Peer Groups and Pay Targeting

Peer Selection Methodology, Rationale and Comparison

Lithia benchmarks overall annual compensation for executives at the mean of the most current peer group because we believe this group best represents our competition for executive talent. The peer group is reviewed each year by our Independent Compensation Consultants using a defined methodology that identifies companies reasonably similar to Lithia in terms of industry, industry profile, size, and market capitalization to revenue ratio and profit margins. Below is a list of peer groups:

Peer Group Symbol	Peer Group Name
RUSHA	Rush Enterprises, Inc.
KMX	CarMax Inc.
MUSA	Metals USA Holdings Corp.
ODP	Office Depot, Inc.
AN	AutoNation, Inc.
ABG	Asbury Automotive Group Inc.
CRMT	America's Car-Mart, Inc.
MNRO	Monro Muffler Brake, Inc.
PAG	Penske Automotive Group, Inc.
GPI	Group 1 Automotive, Inc.
HOG	Harley-Davidson, Inc.
SAH	Sonic Automotive, Inc.
ORLY	O'Reilly Automotive Inc.
AZO	AutoZone, Inc.
AAP	Advance Auto Parts Inc.
DKS	Dick's Sporting Goods Inc.

Pay Targeting Level

Lithia believes that all compensation components should be easily understood by the recipient so that they are engaged and motivated to achieve the highest level of each objective. We consider qualitative factors and assess the individual performance of each employee and of the management team as a whole when benchmarking compensation, and we adjust target levels for individuals based on performance evaluations, strategic goal attainment, strategic planning needs, tenure, and other factors.

PAY

Pay Mix, Performance Metric, and Goal Setting

After we establish target TDC levels for each executive officer, we allocate TDC between the following components, depending on the individual:

Base Salary (short-term)

A competitive market salary that sufficiently covers a fixed income component the employee can rely on. The fixed salary is set at a level that provides the ability to attract talent and promotes long-term retention.

Bonus (short-term)

The bonus compensation plan is tied to quantitative performance objectives set at least annually by management and the Board of Directors. Bonus compensation is intended to reward employee contribution for attaining short-term Company level objectives and to promote continued focus on high performance while balancing the Company's long-term strategic plan. Bonus objectives are set to support growth in the Company's profitability, maximize our capital deployment strategies, and increase share value. The Company will use short and mid-term earnings forecasts, analyst estimates, and strategic planning needs to set the profit objectives each period. We believe using earnings per share and other metrics that promote high performance and profitable growth is critical. The Compensation Committee has negative discretion to reduce performance-based awards. The Compensation Committee also may award discretionary bonuses when an executive's or employee's performance merits it.

Long-Term Incentive (long-term)

LTI is a compensation tool that leverages Lithia's public company status to offer compensation that rewards employees for achieving Company quantitative financial performance objectives set annually by management and the Board of Directors. Additional performance criteria may be added to enhance or reduce the award based on attainment of predetermined objectives. LTI compensation ensures retention in key executives by using a longer term vesting period and helps maximize our return to shareholders. Because issuing stock options can subject us to accounting expense even if the options are worthless to the grantee and because options are relatively more dilutive, we believe Restricted Stock Units better instill a sense of ownership and motivate employees.

The Company awards restricted stock units (RSUs), rather than stock options, because RSUs motivate performance by the employee and provide value as compensation regardless of the trading value of the stock at a given point in time. Because Lithia's stock price has been somewhat volatile, the value of stock options can significantly fluctuate. We believe this unnecessarily distracts employees and reduces their incentive to continuously improve the operations of the business whenever market prices dip below the option exercise price.

Other Benefits

Additional other compensation benefits that are industry-standard or enhance the competitiveness of compensation for key employees include a vehicle allowance, long term care assistance, and long term disability insurance, and life and accidental death and dismemberment insurance.

Pay Mix Rationale

The Company believes that as an employee moves into higher level positions in the Company, base pay should become a smaller component of overall TDC. Using competitive information as a guide, and after considering current position performance, succession planning and retention needs, the Company allocated pay components for its CEO in 2017 as follows. CEO target TDC mix has a lighter emphasis on LTI relative to the peer average mix but the proposed pay philosophy and plan changes for 2018 should better align LTI to the peer average mix.

2017-2018 Peer Group Mix

■ Base Salary   ■ Target Bonus   ■ Long-Term Incentive

Lithia - 2017 CEO Target TDC Mix



Lithia - 2018 CEO Target TDC Mix



Peer Average - CEO Target TDC Mix



Tax Implications

The Company considers the effects of Section 162(m) of the Internal Revenue Code, which prior to 2018 generally denies publicly held companies a tax deduction for annual compensation in excess of $1 million paid to their Chief Executive Officer, or any of their three other most highly compensated corporate officers, other than the Chief Financial Officer, who are employed on the last day of a given year, unless their compensation is based on performance criteria that are established by a compensation committee made up of outside directors and approved, as to their material terms, by their shareholders. The Company may pay compensation that is not deductible under Section 162(m) if it believes non-deductible compensation better achieves its goals.

2017 Executive Compensation by Element

The elements of our executive compensation include: (1) base salary, (2) performance bonus, (3) performance equity incentives, (4) retirement benefits and (5) other limited perquisites and benefits. Performance bonus, performance equity compensation and retirement benefits are determined as a percentage of the executive's base compensation. We describe each of these elements below and explain what we paid in 2017 and why.

Name	Base Salary $		Annual Performance Bonus		Performance Stock Grants		Lont-Term Performance Stock Grants		Retirement Contribution	
			(Max as % of Base Salary)		*(Max as % of Base Salary)*		*(Max as % of Base Salary)*		*(as % of Prior Year Base Salary)*	
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
Bryan B. DeBoer	$ 950,000	$ 1,000,000	150%	300%	150%	150%	100%	n/a	32%	30%
John F. North III	302,500	360,000	75%	200%	100%	100%	50%	n/a	17%	23%
Christopher S. Holzshu	485,100	510,000	100%	200%	125%	125%	80%	n/a	28%	25%
Scott A. Hillier	463,050	468,000	100%	149%	75%	75%	50%	n/a	26%	25%
George C. Liang	378,000	384,000	100%	148%	40%	40%	50%	n/a	21%	20%

Base Salary

The Compensation Committee established the 2017 base salary for our CEO based on competitive market factors, the CEO's duties and responsibilities, comparison of relative CEO pay within the auto retail and industry peer groups mentioned above, our performance and the relative pay of our senior management team. The base salaries of all other NEOs are approved by the Compensation Committee and are based on both financial and non-financial criteria, the executives' respective responsibilities, the relative internal pay equity among the senior executives and current market conditions, including relative pay within the industry.

Performance Bonus

In 2017, our performance bonus plan compensated executives for achieving annual performance goals. Each NEO had a maximum cash bonus potential based on a percentage of base salary ranging from 148% to 300%. The Compensation Committee set this range based on its view that the pay we offer to our NEOs for exceptional performance should be at least equal to, and for some NEOs it should be greater than, the NEO's base salary. We calculated bonus payments by multiplying the executive's maximum bonus level by the executive's salary and the performance criteria achievement level. For example, if an executive's maximum bonus level were 150% and the performance goals attained were 50% of potential, the executive's bonus would equal 75% of the executive's base salary (i.e., base salary multiplied by 150% then multiplied by 50%).

The tables below show 2017 performance objectives, performance targets, actual results, potential percentage achievement and actual percentage achieved for each target.

2017 Performance Objective

2017 Performance Objective		
	EPS Target (1)	% of Payout
Threshold	$6.90	50%
Target	$8.10	100%
Maximum	$9.10	200%

2017 EPS Result was $8.47 and Actual Achievement was 137%

1. Determined using GAAP consolidated pre-tax profit excluding any non-operating transactions or disposal activities (examples: real estate or store sale gains/losses, impairments, income tax adjustments, etc.)

Performance Bonus GAAP Pretax Income Reconciliation

Pretax Income (Loss) - as reported	$347,069,205
Adjustment for non-operating losses (gains)[1]	$(332,461)
Proforma Items[2]	1,026,330
Pretax Income - adjusted	347,763,074
EPS - proforma	$8.47
Shares used for EPS	25,145,306

See 10-K for more detailed information
1. Adjustment for non-operating losses (gains) contain real estate losses, acquisition expenses, and store disposal losses.
2. Proforma items contain loss on sale of stores, lease & other reserves, capital investment loss, other and unusual gains.

Year Ended December 31,2017							
	As reported	Insurance Reserves	Acquisition expense	OEM Settlement	Disposal gain on sale of stores	Other non-operating gains*	Tax reform	Adjusted
Income before income taxes	$ 347,069	$5,582	$5,653	(4,556)	(5,104)	(881)	—	347,763
Income tax (provision) benefit	$(101,852)	$(2,174)	(2,202)	1,659	2,482	342	(32,901)	(134,646)
Net income	$245,217	$3,408	3,451	(2,897)	(2,622)	(539)	(32,901)	213,117
Diluted net income per share	$9.75	$0.14	0.14	(0.13)	(0.10)	(0.02)	(1.31)	8.47
Diluted share count	25,145							

*Adjustment for non-operating losses (gains) contain real estate losses, store disposal losses, asset impairments and other impairments.

Each NEO's performance bonus was based on the attainment described above except for Scott Hillier and George C. Liang. Mr. Hillier's performance bonus was based on the attainment of performance targets related to the performance of the Lithia operations group only. Mr. Liang's performance bonus was based on the attainment of performance targets related to the performance of the DCH/Carbone operations group only. These performance targets were based on adjusted net income for those specific groups and the achievement of certain manufacturer approvability requirements for open points and acquisitions.

Equity-Based Compensation

In 2017, we awarded an aggregate of 53,563 performance and time-vesting RSUs to NEOs. The performance and time-vesting RSUs vest 33% on January 1st of the 2nd, 3rd and 4th anniversary of the award year, so that awards are fully vested on the fourth anniversary of the award date. The long-term performance-vesting RSUs vest when the compensation committee certifies that the performance condition has been attained. The Compensation Committee determined the number of RSUs awarded to NEOs and other key employees after considering peer comparisons, the percentage of total compensation and targets based on adjusted earnings per share for 2017.

Each 2017 performance and time-vesting RSU awarded to our NEOs was contingent on us meeting specified adjusted earnings per share thresholds for 2017, adjusted as described above. The thresholds were determined based on a percentage of the high end of external guidance from analysts who cover Lithia's stock as follows.

EPS Threshold	% of RSU's Earned
$8.48 (highest)	100.0%
8.37	95.0
8.27	90.0
7.86	85.0
7.03	80.0
6.62	75.0
0.01	50.0
0.00 or negative (lowest)	0.0

For 2017, our bonus attainment EPS was $8.47, which resulted in 99.5% of the 2017 performance and time-vesting RSUs becoming earned. See above and in Year in Review for reconciliation of this measure to the most comparable GAAP measure.

Long-Term Performance RSUs based on Earnings Per Share Milestones. The Compensation Committee issued long-term performance awards to increase the mix of short and long-term performance awards. For certain key employees, including each NEO, the Compensation Committee awarded in 2015 performance-based RSUs that vest when the Company first attains annual adjusted earnings per share of $8.00. These awards range from 50% to 100% of 2016 base compensation (Bryan B.

DeBoer - 100%; Christopher S. Holzshu - 75%; Scott A. Hillier - 50%; George C. Liang - 50%; John F. North III - 50%). RSUs awarded at the $8.00 target are forfeited if not earned within three years of the date of the award.

In 2016, the Compensation Committee awarded certain key employees, including each NEO, performance-based RSUs that vest when the Company first attains annual adjusted earnings per share of $9.00. These awards range from 50% to 100% of 2015 base compensation (Bryan B. DeBoer - 100%; Christopher S. Holzshu - 80%; Scott A. Hillier - 50%; George C. Liang - 50%; John F. North III - 50%). RSUs awarded at the $9.00 target are forfeited if not earned within three years of the date of the award.

Other Perquisites and Benefits

We provide our NEOs an auto allowance and we paid long-term care insurance premiums on their behalf. Our NEOs are generally eligible to participate in benefit programs available to all full-time employees, including health and disability insurance, and our 401(k) plan. However, because of limitations contained in the Internal Revenue Code applicable to principal shareholders and their family members, Bryan B. DeBoer is not eligible to participate in our 2009 Employee Stock Purchase Plan.

The Compensation Committee set the earnings rate under our Retirement Plan for 2017 at 5 %. For 2017, the Committee approved a contribution under the Retirement Plan for our CEO, Bryan B. DeBoer, of 28.5% of his base salary, or $285,000. The percentage contribution for our CEO was unchanged from 2016. The contributions for our NEOs, other than our CEO, approved by the Compensation Committee totaled $380,000 for 2017 (individual contributions for NEOs are reflected in the table headed "Non-Qualified Deferred Compensation for 2017" below). Our 2017 contributions for our NEOs will vest over seven years.

Summary Compensation Table for 2017

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our NEOs for the fiscal years ended December 31, 2017, 2016 and 2015.

Name and Principal Position	Year	Salary	Stock Awards (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value & Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total
Bryan B. DeBoer	2017	$1,000,000	$ 2,441,014	$ 2,055,000	$ 50,048	$ 332,569	$5,878,631
President and Chief	2016	950,000	1,837,701	1,311,000	46,566	331,129	4,476,396
Executive Officer	2015	882,000	2,910,129	1,250,235	25,811	309,517	5,377,692
John F. North III	2017	360,000	488,257	493,200	9,249	92,014	1,442,720
Chief Financial Officer	2016	302,500	335,849	208,725	5,487	57,681	910,242
	2015	—	—	—	—	—	—
Christopher S. Holzshu	2017	510,000	976,425	698,700	20,441	148,137	2,353,703
Executive Vice President	2016	485,100	764,660	446,293	15,150	145,591	1,856,794
	2015	441,000	1,134,389	416,745	9,731	128,549	2,130,414
Scott A. Hillier	2017	468,000	566,353	319,700	20,405	142,503	1,516,961
Senior Vice President	2016	463,050	447,909	419,060	15,541	139,120	1,484,680
of Operations	2015	441,000	727,661	416,745	10,153	133,145	1,728,704
George C. Liang	2017	384,000	341,771	238,140	8,372	103,171	1,075,454
Senior Vice President	2016	378,000	290,029	347,760	8,142	115,954	1,139,885
of Operations	2015	361,523	495,843	342,900	1,998	86,817	1,289,081

1. These amounts reflect the grant date fair value for awards granted under the 2013 Amended and Restated Stock Incentive Plan during each respective year. For each type of RSU award, the attainment levels used in the calculation of the grant date fair value was based on the probable outcomes at the time of grant. For a more detailed discussion of the assumptions used to determine the grant date fair values and other related information, see Notes 1 and 10 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2017. The table below outlines the details of these grants, including the attainment levels used to calculate the grant date fair value.
2. These amounts are the above-market interest earned in the applicable year on contributions to our Executive Management Non-Qualified Deferred Compensation and Long-Term Incentive Plan.

		Performance and Time Vesting RSU Awards			Long-Term Performance RSU Awards				
Name	Year	Grant Date Fair Value Attainment Level	Maximum Attainment Level	Grant Date Fair Value	Grant Date Fair Value Attainment Level	Maximum Attainment Level	Grant Date Fair Value	Total Grant Date Fair Value	Total Grant Date Maximum Value
Bryan B. DeBoer	2017	90%	100%	$2,441,014	—%	—%	—	$2,441,014	$2,712,238
	2016	90%	100%	814,299	100%	100%	1,023,402	1,837,701	1,928,179
	2015	75%	100%	1,031,818	100%	100%	1,878,311	2,910,129	3,254,068
John F. North III	2017	90%	100%	488,257	—%	—%	—	488,257	542,508
	2016	90%	100%	172,907	100%	100%	162,942	335,849	355,060
	2015								
Christopher S. Holzshu	2017	90%	100%	976,425	—%	—%	—	976,425	1,084,916
	2016	90%	100%	346,549	100%	100%	418,111	764,660	803,166
	2015	75%	100%	429,919	100%	100%	704,470	1,134,389	1,277,695
Scott A. Hillier	2017	90%	100%	566,353	—%	—%	—	566,353	629,281
	2016	90%	100%	198,458	100%	100%	249,451	447,909	469,960
	2015	75%	100%	258,001	100%	100%	469,660	727,661	813,661
George C. Liang	2017	90%	100%	341,771	—%	—%	—	341,771	379,745
	2016	90%	100%	86,420	100%	100%	203,609	290,029	299,631
	2015	75%	100%	112,332	100%	100%	383,511	495,843	533,287

3. All Other Compensation in 2017 consisted of the following:

Name	Auto Allowance	401(k) Match	Insurance Premiums (a)	Contributions to Long-Term Incentive Plan	Other(b)	Total
Bryan B. DeBoer	36,000	1,075	5,101	285,000	5,393	332,569
John F. North III	15,000	1,075	4,423	70,000	1,516	92,014
Christopher S. Holzshu	18,000	1,075	4,350	120,000	4,712	148,137
Scott A. Hillier	15,000	1,075	5,450	115,000	5,978	142,503
George C. Liang	18,551	1,075	7,029	75,000	1,516	103,171

(a) Insurance premiums include amounts paid by us on behalf of the executive for short-term disability insurance, long-term disability insurance and life insurance policies.
(b) Amounts shown are for fair market values of a Company-sponsored trip in 2017.

Grants of Plan-Based Awards Table for 2017

Name	Grant Date (1)	Compensation Committee Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (# of shares) (3)			Grant Date Fair Value of Stock and Option Awards ($) (4)
			Threshold ($)	Target ($) (2)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Bryan B. DeBoer	1/1/2017	1/12/2017	750,000	1,500,000	3,000,000				
	1/12/2017	1/12/2017				13,581	24,446	27,162	2,441,014
John F. North III	1/1/2017	1/12/2017	180,000	360,000	720,000				
	1/12/2017	1/12/2017				2,717	4,890	5,433	488,257
Christopher S. Holzshu	1/1/2017	1/12/2017	255,000	510,000	1,020,000				
	1/12/2017	1/12/2017				5,433	9,779	10,865	976,425
Scott A. Hillier	1/1/2017	1/12/2017	173,750	347,500	695,000				
	1/12/2017	1/12/2017				3,151	5,672	6,302	566,353
George C. Liang	1/1/2017	1/12/2017	141,750	283,500	567,000				
	1/12/2017	1/12/2017				1,902	3,423	3,803	341,771

1. *The Compensation Committee establishes the performance criteria and applicable achievement percentages. (See the discussion under "Performance Bonus" above).*
2. *See paragraph below for discussion related to Target amounts.*
3. *Performance and time-vesting RSU award, which includes a performance condition and a continuing service condition.*
4. *These amounts reflect the grant date fair value for awards granted under the 2013 Amended and Restated Stock Incentive Plan. The attainment level used to calculate the grant date fair value for the performance and time-vesting grants was 137% based on the probable outcome at the time of grant. For a more detailed discussion of the assumptions used to determine the grant date fair value and other related information, see Notes 1 and 10 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2017.*

The Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table for 2017 reflect awards under the Cash Bonus Performance Plan. The Cash Performance Bonus Plan is structured such that the total amount earned each period is tied directly to our performance for the period. To see the performance criteria used in 2017 and for additional discussion about the Performance Bonus Plan, see "*Compensation Discussion and Analysis - 2017 Executive Compensation by Element- Performance Bonus*" above. The performance bonus potential for each NEO is a percentage of base salary ranging from 148% to 300% (depending on position) with the maximum amount being earned if all criteria elements are satisfied at the highest level.

The Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table for 2017 were awarded under our Stock Incentive Plan and are subject to forfeiture depending on whether we achieve specified performance criteria. (See *Compensation Discussion and Analysis - 2017 Executive Compensation by Element - Equity Based Compensation*" for the performance criteria used in 2017).

Outstanding Equity Awards at Year End 2017

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2017:

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Bryan B. DeBoer	1/1/2014	4,595	(4)	$521,946			$—
	1/5/2015	8,371	(5)	950,862			
	11/24/2015				7,762	(8)	881,686
	2/4/2016	9,130	(6)	1,037,077			
	2/25/2016				11,274	(9)	1,280,614
	1/12/2017	27,162	(7)	3,085,332			
John F. North III	1/1/2014	744	(4)	84,511			
	1/5/2015	1,479	(5)	168,000			
	11/24/2015				1,211	(8)	137,557
	2/4/2016	1,938	(6)	220,137			
	2/25/2016				1,795	(9)	203,894
	1/12/2017	5,433	(7)	617,134			
Christopher S. Holzshu	1/1/2014	1,914	(4)	217,411			
	1/5/2015	3,487	(5)	396,088			
	11/24/2015				2,911	(8)	330,660
	2/4/2016	3,885	(6)	441,297			
	2/25/2016				4,606	(9)	523,196
	1/12/2017	10,865	(7)	1,234,155			
Scott A. Hillier	1/1/2014	1,149	(4)	130,515			
	1/5/2015	2,093	(5)	237,744			
	11/24/2015				1,941	(8)	220,478
	2/4/2016	2,225	(6)	252,738			
	2/25/2016				2,748	(9)	312,145
	1/12/2017	6,302	(7)	715,844			
George C. Liang	1/5/2015	911	(5)	103,480			
	11/24/2015				1,585	(8)	180,040
	2/4/2016	969	(6)	110,069			
	2/25/2016				2,243	(9)	254,782
	1/12/2017	3,803	(7)	431,983			

1. All shares are related to restricted stock units subject to time-vesting restrictions.
2. Assumes a stock price of $113.59, the closing price of our common stock on December 29, 2017.
3. All shares are related to restricted stock units subject to performance conditions and time-vesting restrictions.
4. Vests 100% on January 1, 2018.
5. Vests 50% on January 1st of each year 2018 and 2019.
6. Vests 33.3% on January 1st of each year 2018, 2019 and 2020.
7. Vests 33.3% on January 1st of each year 2019, 2020 and 2021.
8. Vests in February of the year following the fiscal year in which the Company's adjusted earnings per share meets or exceeds $8.00.
9. Vests in February of the year following the fiscal year in which the Company's adjusted earnings per share meets or exceeds $9.00.

Stock Vested for 2017

The following table summarizes shares acquired on vesting of RSUs during 2017 for each NEO:

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bryan B. DeBoer	19,218	1,916,368
John F. North III	3,184	317,272
Christopher S. Holzshu	7,883	785,733
Scott A. Hillier	4,768	475,365
George C. Liang	779	77,036

1. Equals the value of the shares acquired based on the closing price of our common stock on the vesting date.

Nonqualified Deferred Compensation for 2017

The table below reflects the contributions, earnings, withdrawals and distributions during 2017 and the account balances as of December 31, 2017 for each NEO under our Non-Qualified Deferred Compensation and Long-Term Incentive Plan.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY (1)	Aggregate Earnings in Last FY (2)	Aggregate Withdrawals/ Distributions)	Aggregate Balance at Last FYE (3)
Bryan B. DeBoer	$247,950	$285,000	$131,241	—	$2,738,170
John F. North III	—	70,000	14,896	—	306,255
Christopher S. Holzshu	—	120,000	37,390	—	768,551
Scott A. Hillier	—	115,000	37,942	—	779,871
George C. Liang	221,611	75,000	36,313	—	807,322

1. These amounts are reported in All Other Compensation in the Summary Compensation Table above for the last completed fiscal year.
2. A portion of these amounts are related to above-market earnings on compensation that is deferred and is reported in Change in Pension Value and Nonqualified Deferred Compensation Earnings in the Summary Compensation Table above.
3. The amounts related to Executive Contributions, Registrant

Contributions and above-market earnings on compensation that is deferred was reported as compensation in the Summary Compensation Table in prior years.

Our Non-Qualified Deferred Compensation and Long-Term Incentive Plan permits us to contribute awards for participants that will have a deferred payout. Under this plan, senior executives may defer receipt of portions of their compensation (up to 50% of base salary, and 100% of variable compensation) in any given year, with all amounts deferred earning interest at an annual rate set by the Compensation Committee. (See "*Compensation Discussion and Analysis - 2017 Executive Compensation by Element - Retirement Plan*").

Potential Payments Upon Termination or Change in Control

Potential Payments Upon Termination of Employment

In certain circumstances, such as in connection with succession planning or the death or disability of our senior executive officers, it is appropriate to provide severance payments, accelerated vesting of RSUs and certain other limited payments to those executives.

Benefits payable to NEOs upon death, disability or retirement

For all RSUs granted to NEOs in 2014, 2015, 2016 and 2017 (other than the long-term performance RSUs), if the NEO becomes disabled while employed by us, the RSUs continue to vest as scheduled for so long as the NEO remains disabled. If the NEO dies (or, with respect to the RSUs granted to NEOs in 2015 or 2016, if the NEO dies on or after January 1, 2016 or January 1, 2017, respectively), or if the NEO retires after age 65 and having been employed by the Company for at least four years, a pro rata portion of the RSUs (other than any unearned long-term performance RSUs) becomes vested. The prorated portion of the RSUs that becomes vested on death or retirement is the total number of RSUs earned by the NEO based on the performance measures but not yet vested under the service requirement multiplied by a fraction, the numerator of which is the number of full months elapsed from the date of grant through the date of the NEO recipient's death or retirement, and the denominator of which is 48. Under our Non-Qualified Deferred Compensation and Long-Term Incentive Plan, discretionary benefits contributed by us to a participant's account fully vest upon the participant's death or disability.

The following table sets forth the estimated benefits that would have been payable to our NEOs under the RSUs and Non-Qualified Deferred Compensation and Long-Term Incentive Plan if each NEOs employment had been terminated on December 31, 2017 because of death or disability:

Name	Value of Long-Term Incentive Benefits that Would Vest	Value of Stock Awards That Would Vest	Total
Bryan B. DeBoer	$1,231,548	$1,861,867	$3,093,415
John F. North III	166,155	347,838	513,993
Christopher S. Holzshu	388,951	766,747	1,155,698
Scott A. Hillier	384,594	451,483	836,077
George C. Liang	309,603	171,591	481,194

Potential Payments Upon Change in Control

If we are facing a potential change in control transaction and the proposed transaction would likely negatively affect one or more of our senior executives, we believe it is risky to assume that those senior executives will work against their financial interest, even if the proposed transaction would be in the best interest of our shareholders. We believe that, in such case, our executives should not be motivated by financial self-interest but rather should be appropriately compensated if the completion of the transaction results in a loss of their job. Accordingly, we believe that providing "double-trigger" severance payments, accelerating the vesting of RSUs and certain other limited payments are an appropriate means of achieving alignment between the interests of our senior executives and our shareholders in the context of a potential transaction that would result in a change in control.

Change in Control Agreements

We are party to double-trigger Change in Control Agreements with Bryan B. DeBoer, Christopher S. Holzshu, Scott A. Hillier, George C. Liang and John F. North III. Under those agreements, if, after a change in control, the executive is terminated without cause or resigns for good reason, each as defined below, we will pay the executive:

Employee	Title	Salary	Bonus	Time Vested RSU	1-Year Performance RSUs	Long-term Performance RSUs
Bryan DeBoer	President/CEO	24 months	2 years	Accelerated vesting	Accelerated vesting based on previous 3 years average	Accelerated vesting at highest level
John North	Sr Vice President CFO	24 months	2 years	Accelerated vesting	Accelerated vesting based on previous 3 years average	Accelerated vesting at highest level
Chris Holzshu	Exec Vice President	24 months	2 years	Accelerated vesting	Accelerated vesting based on previous 3 years average	Accelerated vesting at highest level
Scott Hillier	Sr Vice President LAD Ops	24 months	2 years	Accelerated vesting	Accelerated vesting based on previous 3 years average	Accelerated vesting at highest level
George Liang	Sr Vice President DCH Ops	24 months	2 years	Accelerated vesting	Accelerated vesting based on previous 3 years average	Accelerated vesting at highest level

Continuing Change in Control Benefits
- Continuing long-term care insurance premiums for 24 months after the separation date; and
- Continuing health insurance benefits until the earlier of (a) 18 months after the separation date, (b) the full COBRA period required by law or (c) when the executive becomes eligible for employer-sponsored health insurance from a subsequent employer.

The Change in Control Agreements also contain non-solicitation, non-competition and non-disparagement provisions, but (i) those provisions are dependent on the executive electing to receive the change in control benefits identified above and (ii) the Company's remedy if the executive violates the non-competition provisions is limited to causing the executive to forfeit profit sharing or other bonus compensation that has not yet been paid to the executive, excluding any equity awards awarded before January 1, 2016. If applicable, the non-solicitation and non-competition provisions are effective for two years following the date of the executive's separation from service with us. If applicable, the non-disparagement provision is effective for three years from that date. The Change in Control Agreements also contain provisions regarding non-disclosure (for three years from the date of the executive's separation from service) and assignment of interest in all creative works that are not dependent on the executive receiving any change in control benefits under the agreement.

Under the Change in Control Agreements:

A "Change in Control" occurs if: (A) the Company merges or consolidates with another entity and, as a result, less than 50% of the combined voting power of the resulting entity immediately after the merger or consolidation is held by persons who were the holders of the Company's voting securities immediately before the merger or consolidation; (B) any person, entity, or group of persons or entities, other than through merger or consolidation, acquires 50% or more of the total fair market value or total voting power of the Company's outstanding stock (excluding such a change through the transfer of the Company's outstanding stock or interests in Lithia Holding to the Sidney B. DeBoer Trust or the election of Bryan DeBoer or the Sidney B. DeBoer Family Trust as the manager of Lithia Holding) or acquires substantially all of the Company's assets; (C) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 50% or more of the total

- voting power of the stock of the Company (excluding such a change through the transfer of the Company's outstanding stock or interests in Lithia Holding to the Sidney B. DeBoer Trust or the election of the Sidney B. DeBoer Family Trust as the manager of Lithia Holding); or (D) a majority of the members of the Company's Board of Directors are removed from office by a vote of the Company's shareholders over the recommendation of our Board or replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board of Directors before the date of the appointment or election;

- "Cause" for termination of employment means any one or more of the following: (A) willful misfeasance, gross negligence or conduct involving dishonesty in the performance of the executive's duties, as determined by our Board of Directors; (B) conviction of a crime in connection with the executive's duties or any felony; (C) conduct significantly harmful to the Company, as reasonably determined by our Board of Directors, including but not limited to intentional violation of law or of any significant policy or procedure of the Company; (D) refusal or failure to act in accordance with a stipulation, requirement or directive of our Board of Directors (provided such directive is lawful); or (E) failure to faithfully or diligently perform any of the duties of the executive's employment which are specified in the Change in Control Agreement, articulated by our Board of Directors, or are usual and customary duties of the executive's employment if the executive has not corrected the problem or formulated a plan for its correction with our Board (if such failure is not susceptible to immediate correction) within 30 days after notice to the executive; and

- "Good Reason" for an executive's resignation means (A) any one or more of the following occurs without the executive's consent: (1) a material diminution of the executive's base compensation (unless consistent with an across-the-board pay reduction for all senior management and not in excess of 20%); (2) a material change in the geographic location at which the executive must perform services for the Company; (3) a material diminution in the executive's authority, duties or responsibilities, or (4) any action or inaction by the Company that constitutes a material breach of the Change in Control Agreement; (B) the executive provides notice to the Company of the existence of the condition within 90 days of the initial existence of the condition; (C) the Company has 30 days following receipt of such notice to remedy the condition and fails to do so; and (D) the executive resigns within twelve months of such event occurring. For purposes of clause (A)(3) of the previous sentence, whether a material diminution in the executive's authority has occurred shall be determined in part by comparing the authority and positions of the persons to whom the executive directly reports immediately prior to the Change in Control or the announcement of the Change in Control with the authority and positions of the persons to whom the executive directly reports immediately after the claimed diminution in the executive's authority. For example, if the executive was the CEO of the Company before the Company was acquired by a competing business, a material diminution in the CEO's authority would include, but not be limited to, the CEO not serving as the CEO of the consolidated competing business after its acquisition of the Company.

Notwithstanding the provision for change in control benefits in the Change in Control Agreements, each Change in Control Agreement contains a provision stating that if any benefit payable by us to the executive, including, without limitation, the change in control benefits specified in the agreement, would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, those benefits shall be reduced to the largest amount that will result in no portion of the benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. While the executive may select which particular benefits will be reduced to comply with this provision, the determination of the amount of reduction in the benefits required is made by mutual agreement of us and the executive and, if no agreement is possible, by our independent registered public accountants.

Non-Qualified Deferred Compensation and Long-Term Incentive Plan

Under our Non-Qualified Deferred Compensation and Long-Term Incentive Plan, discretionary benefits contributed to a participant's account by us fully vest upon a change in control, as defined under Code Section 409A or Treasury Regulations issued thereunder, even if the NEO's employment is not terminated. Vested discretionary benefits are paid to a participant in an annual installment method over ten years.

Quantitative Disclosure of Payments Upon Termination or Change in Control

The following table provides quantitative disclosure of estimated payouts to NEOs assuming a change in control and associated triggering events occurred under the Change in Control Agreements and provisions that existed on December 31, 2017, and the price per share of our common stock is the closing market price on that date. The amounts listed in the table below are in addition to benefits generally available to our employees upon termination of employment, such as distributions from the 401(k) plan and accrued vacation.

Name	Severance Payments (1)	Severance Related Benefits (2)	Value of Stock Awards That Would Vest (3)	Value of Long-Term Incentive Benefits that Would Vest (4)	Additional Payment under Cash Incentive Plan for 2017 (5)	Total
Bryan B. DeBoer	$2,000,000	$19,531	$7,757,515	$1,231,548	$945,000	$11,953,594
John F. North III	720,000	8,282	1,431,234	166,155	226,800	2,552,471
Christopher S. Holzshu	1,020,000	21,463	3,142,808	388,951	321,300	4,894,522
Scott A. Hillier	936,000	14,844	1,869,464	384,594	375,300	3,580,202
George C. Liang	768,000	21,845	1,080,354	309,603	328,860	2,508,662

1. *Payable in 24 monthly installments.*
2. *Based on current cost of providing 18 months (the full COBRA period) of COBRA benefits for our NEOs.*
3. *Payable by delivery of shares of Lithia stock immediately following a change in control.*
4. *Payable in equal annual installments over 10 years. The value of the long-term incentive is based on the unvested value of those benefits, calculated as of December 31, 2017 and would be payable even if the NEO's employment was not terminated.*
5. *Payable in a lump sum immediately following a change in control. Amounts are in addition to amounts reported in the Summary Compensation Table under "Non-equity Incentive Plan."*

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis, included elsewhere in this proxy statement, with management, and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Lithia's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

David J. Robino (Chair)
Thomas R. Becker
Susan O. Cain

Compensation Committee Interlocks and Insider Participation

The following directors served on the Committee during 2017: Thomas R. Becker, Susan O. Cain, Kenneth E. Roberts and David J. Robino, none of whom was a Company officer or employee during 2017, was formerly a Company officer, or had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2017, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more executive officers serving as a member on our Board or any committee of our Board.

PROPOSAL NO.3

Ratify the appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the Year Ending December 31, 2018

05

We Engaged KPMG After a Rigorous Review Process

The Audit Committee of our Board of Directors has appointed KPMG LLP, independent registered public accountants, as auditor for the year ending December 31, 2018. As the Company's independent auditor, KPMG is responsible to audit, and express an opinion on, our financial statements and our internal control over financial reporting, and to discuss with our Audit Committee certain required matters and other matters deemed appropriate. In evaluating KPMG's performance and determining whether to re-appoint KPMG, the Audit Committee considered, among other factors:

- KPMG's relationship and interactions with members of the Audit Committee and Company management;
- the fact that KPMG has been our auditor for 25 years;
- KPMG's global reach and auto retail industry expertise;
- past experiences with KPMG and the Audit Committee's and management's view of KPMG's performance and industry expertise;
- KPMG's independence; and
- external reviews of KPMG's audit quality and performance generally, including reports from the Public Company Accounting Oversight Board.

Based on this evaluation, the Audit Committee believes that KPMG is independent and that it is in the best interests of Lithia and our shareholders to retain KPMG as our independent auditor for 2018. The selection of our independent registered public accounting firm is being submitted for ratification to the shareholders. If the appointment of the independent registered public accounting firm is not ratified by shareholder vote, the Audit Committee may appoint another independent registered public accounting firm or may decide to maintain its appointment of KPMG. A representative of KPMG is expected to be present at the Annual Meeting. The representative will be given the opportunity to make a statement on behalf of his or her firm if such representative so desires, and will be available to respond to appropriate shareholder questions. KPMG was our independent registered public accounting firm for the year ended December 31, 2017.

Benefits of a Long-term Auditor Relationship

HIGHER AUDIT QUALITY. Through 25 years of experience with Lithia, KPMG has gained institutional knowledge of and deep expertise regarding Lithia's operations and primary business segments, accounting policies and practices, and internal control over financial reporting.

EFFICIENT FEE STRUCTURE. KPMG's aggregate fees are competitive with peer companies because of KPMG's familiarity with our business.

NO NEW-AUDITOR EDUCATION PROCESS. Bringing on a new auditor requires a significant time commitment that could distract from management's and the Audit Committee's focus on financial reporting and internal controls.

Fees Paid to KPMG LLP Related to Fiscal Years 2016 and 2017

	2017	2016
Audit Fees	$ 1,896,000[1]	$1,365,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	1,780	1,700
	$1,897,780	1,366,700

1. Audit fees increased in 2017 due primarily to acquisitions and comfort letter associated with a bond issuance during the year.

Pre-Approval Policies

Except as permitted under federal law and SEC rules, all audit and non-audit services performed by KPMG, and all audit services performed by other independent registered public accounting firms, must be pre-approved by the Audit Committee. All projects reflected in the foregoing table were pre-approved by the Audit Committee. KPMG may not perform for us any prohibited services as defined by the Sarbanes-Oxley Act of 2002 including any bookkeeping or related services, information systems consulting, internal audit outsourcing, legal services and management or human resources functions. Non-audit services and fees are evaluated by the Audit Committee in assessing the auditor's independence.

Vote Required

The affirmative vote of a majority of the votes cast at the meeting and entitled to vote on this matter is necessary to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.

Our Board of Directors unanimously recommends that the shareholders vote FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.

Audit Committee Report

The Audit Committee reports to the Board of Directors and is responsible for assisting the Board in fulfilling its oversight responsibilities relating to: (a) the preparation and integrity of the Company's financial statements; (b) the engagement of the independent registered public accounting firm, the annual evaluation of their performance, qualifications and independence, and negotiation of fees; (c) the implementation and evaluation of the Company's internal accounting and financial controls, procedures and policies; and (d) the compliance with certain legal and regulatory requirements, including programs and policies established by management or our Board of Directors. The Audit Committee is composed solely of independent directors. The Audit Committee regularly reviews financial information contained in the Company's quarterly earnings releases, and reviews the appropriateness of non-GAAP financial measures disclosed by the Company. The current Audit Committee charter is available on our website at www.lithia.com.

In discharging our responsibilities, we have met with the Company's management and its independent registered public accounting firm, KPMG LLP, to review the Company's accounting functions and the audit process. We have also met regularly with the Company's Director of Internal Audit to review the nature and extent of the Company's internal controls, the review procedures performed by internal audit regarding such controls and the frequency and results of such reviews. We note that follow up procedures are in place to monitor any corrective actions that have been recommended.

Selection of KPMG as our Auditor

The Audit Committee selects, oversees and evaluates the performance of the independent auditor. In selecting KPMG as our independent auditor, the Audit Committee considered that KPMG has been our auditor for 25 years, KPMG's global reach and auto retail industry expertise. The Audit Committee also utilized the Center for Audit Quality's External Auditor Assessment Tool to assist in evaluating KPMG as our independent auditor. This tool is used annually by the Audit Committee.

Consistent with requirements, the audit partner and concurring review partner rotate at least every five years. A new lead partner rotated on in 2017. The Audit Committee selects the lead partner.

Audit Committee Actions

We hereby report that the Audit Committee has:
1. Reviewed and discussed with management and the Company's independent registered public accounting firm, KPMG LLP, together and separately, the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the 2017 fiscal year;

2. Discussed with KPMG the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees issued by the Public Company Accounting Oversight Board regarding communications with Audit Committees; and

3. Received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG its independence and any relationships that may impact their objectivity and independence.

We also discussed and reviewed the results of the independent registered public accounting firm's audit of the Company's financial statements, the quality and adequacy of the Company's internal control over financial reporting, and issues relating to auditor independence.

Based on our review and discussions with the Company's management and independent registered public accountants, we recommended to our Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the Securities and Exchange Commission.

Submitted by:
Susan O. Cain (Chair), Kenneth E. Roberts
David J. Robino

Additional Ownership Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors and all persons who beneficially own more than 10% of our Class A Common Stock to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of beneficial ownership and reports of subsequent changes in their ownership of our common stock and other equity securities.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2017, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except with respect to late Form 4 reports filed for Mr. Liang in connection with sale of Lithia stock from his 401(k) on August 30, 2017 and Messrs. B. DeBoer, J. North, C. Holzshu, S. Hillier, G. Liang and T. Dobry with respect to certain Lithia shares withheld for tax purposes on January 12, 2017.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 28, 2018 (unless otherwise noted in the footnotes to the table), certain information with respect to ownership of our common stock of (i) persons known by us to be beneficial owners of more than 5% of any class of our common stock, of which there are none, (ii) each director, (iii) each named executive officer, and (iv) all current executive officers, directors, and director nominees as a group. Except as noted below, the address of each shareholder in the table is Lithia Motors, Inc., 150 N. Bartlett Street, Medford, Oregon 97501. Unless otherwise indicated, all persons named as beneficial owners of the Company's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Beneficial Owner	Class A Shares Beneficially Owned [1]		Class B Shares Beneficially Owned [1]	
Lithia Holding Company, LLC (4)	—	—	1,000,000 [3]	100%
Bryan B. DeBoer	116,144	*	—	—
Christopher S. Holzshu	37,319	*	—	—
Scott A. Hillier	50,834	*	—	—
George C. Liang	7,466	*	—	—
John F. North III	14,481	*	—	—
Sidney B. DeBoer	75,959	*	1,000,000 [4]	100%
Thomas R. Becker	65,704 [5]	*	—	—
Susan O. Cain	11,940	*	—	—
Kenneth E. Roberts	105,064 [6]	*	—	—
David J. Robino	3,301	*	—	—
All current executive officers and directors as a Group (10 persons)	488,212 [2]	2.0%	1,000,000	100%

*Less than one percent

1. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to 10 votes per share and is convertible into Class A common stock on a one-for-one basis at the option of the holder thereof or under certain other circumstances. For purposes of this table, Class A shares beneficially owned do not include Class A shares issuable upon conversion of Class B shares.

2. Includes shares subject to exercisable and RSUs vesting within 60 days of February 28, 2018, shares held in 401(k) accounts and shares held by spouses or other household members as follows:

Name	Stock Awards Vesting within 60 days	Shares held by spouse or other household members	Shares held in 401(k) account
Sidney B. DeBoer	433	0	—
Bryan B. DeBoer	—	3,094	—
Christopher Holzshu	—	—	2,707
Scott A. Hillier	—	—	—
George C. Liang	—	—	0
John North	—	—	—
Thomas Becker	433	—	—
Susan O. Cain	433	—	—
Shau-wai Lam	0	—	—
Kenneth E. Roberts	433	—	—
David Robino	433	—	—
All current executive officers and directors as a group	2,165	3,094	2,707

3. Sidney B. DeBoer is the manager of Lithia Holding and he has the sole voting and investment power with respect to all of the Class B common stock. Accordingly, all shares held by Lithia Holding are deemed beneficially owned by him. The following table gives tabular information regarding the ownership of Lithia Holding:

	Units Owned			
DeBoer Family LLC(a)	36,264	55.8	%	(a) Sidney B. DeBoer is the manager of the DeBoer Family LLC, whose members include Mr. DeBoer and other family members.
Heimann Family LLC(b)	27,394	42.2	%	(b) M.L. Dick Heimann is the manager of the Heimann Family LLC, whose members include Mr. Heimann and other family members.
Bryan B. DeBoer	1,307	2.0	%	
	64,965	100.0	%	

4. All of the 1,000,000 shares of Class B common stock are pledged by Lithia Holding to secure a loan. If the creditors foreclose on those shares of Class B Common Stock, we could experience a change of control. In March 2013, we adopted changes to our insider trading policy and our stock ownership guidelines to prohibit future pledging and hedging transactions. Existing pledges, including the pledge by Lithia Holding, and pledges under replacement financial arrangements, were grandfathered. (See "Stock Ownership Policy; Hedging and Pledging Restrictions" above).

5. Thomas R. Becker has a line of credit that is secured by the securities held in one of his brokerage accounts, including 50,095 shares of Class A common stock of Lithia; no amounts were drawn on this line of credit as of February 28, 2018.

6. Kenneth E. Roberts has a line of credit that is secured by the securities held in one of his brokerage accounts, including 59,775 shares of Class A common stock of Lithia; no amounts were drawn on the line of credit as of February 28, 2018.

Certain Relationships and Transactions with Related Persons

Sidney B. DeBoer is the father of Bryan B. DeBoer, who is a director and our chief executive officer, and Mark DeBoer, who is the Company's Vice President of Real Estate. Shau-wai Lam is the father of Brian Lam who is a platform vice president in the DCH operations group. George C. Liang is the brother of William Liang who is a platform vice president in the DCH operations group. There are no other family relationships between our executive officers and directors.

The Audit Committee, or another appropriate independent committee, and, where appropriate, our Board of Directors review all transactions between us and any related person, which includes, all of our nominees for director, directors and executive officers and their immediate family members and all persons known to us to be the beneficial owner of more than five percent of any class of our voting securities and their immediate family members, that exceed $120,000 and in which the related person has a direct or indirect material interest. Although we do not maintain a written policy or have written procedures for such review, our Code of Business Conduct and Ethics imposes an obligation on each of our directors and senior executive officers to disclose any potential conflict of interest involving such person and Lithia. Further, each of our directors and each NEO signs a detailed questionnaire used in the preparation of this proxy statement that requires the disclosure of, among other things, any related-person transaction. The Audit Committee or other independent committee and our Board of Directors review and determine whether to approve or disapprove all such transactions based on (i) whether the proposed transaction is on terms that are no less favorable to us than the terms generally made available by us to an unaffiliated third party under similar circumstances and (ii) the extent of the related party's interest in the proposed transaction.

We maintain 10 separate "whole-life" insurance policies covering Sidney B. DeBoer, each worth $3,727,600 on maturity. With respect to four of the 10 policies, Mr. DeBoer has the right to designate the beneficiary or beneficiaries of the death benefit of each policy. Lithia owns and pays the premium for each of the four policies, and pursuant to the Transition Agreement described below, Lithia will continue to pay the premiums for each of the four policies for the rest of Mr. DeBoer's life. Lithia will receive the greater of the cash surrender value or cumulative premiums paid at the maturity of each policy.

In 2017, Mark DeBoer, Vice President of Real Estate, received a salary of $408,000, incentive compensation of $219,200, and other compensatory arrangements totaling $82,883.

Brian Lam, DCH Operations Platform Vice President covering the states of New York and parts of New Jersey, is paid an annual base salary of $308,523 and participates in an incentive compensation plan provided to our other DCH Platform Vice Presidents based on store net profits. In 2017, Mr. Lam earned $518,223 in total compensation.

William Liang, DCH Operations Platform Vice President covering parts of New Jersey, is paid an annual base salary of $295,311 and participates in an incentive compensation plan provided to our other DCH Platform Vice Presidents based on store net profits. In 2017, Mr. Liang earned $364,291 in total compensation.

On June 14, 2014 we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with DCH Auto Group (USA) Limited, a British Virgin Island corporation ("Seller"), under which we agreed to purchase from Seller all of the outstanding capital stock of DCH Auto Group (USA) Inc., a Delaware corporation ("DCH"). We completed the purchase on October 1, 2014; the final purchase price was approximately $327.4 million plus the assumption of outstanding indebtedness. Shau-wai Lam has served since 1992 and continues to serve as a director and vice president of Seller. Palace Holdings Limited, a British Virgin Islands corporation wholly owned by members of Mr. Lam's family (including siblings, siblings-in-laws, nephews and nieces) ("Palace"), owns 50% of the capital stock of Seller. Mr. Lam is a beneficiary of a family trust which owns 50.42% of Palace. Mr. Lam served as the chairman and chief executive officer of DCH from 1992 until October 1, 2014, and as president of DCH's predecessor from 1988 to 1992. Mr. Lam was

Seller's primary representative negotiating the Stock Purchase Agreement, including the purchase price and other terms. In connection with the Stock Purchase Agreement, we placed cash and shares of our Class A Common Stock into an escrow account to secure potential indemnity claims. Approximately $8,950,000 in cash remain in escrow to secure indemnity claims.

On September 14, 2015, the Company entered into a Transition Agreement with Sidney B. DeBoer, the Chairman of the Company, to reflect Mr. DeBoer's changing role at the Company. Effective December 31, 2015, Mr. DeBoer ceased to be an executive officer of the Company, and the Company ceased paying Mr. DeBoer a base salary and making contributions to his account under the Company's Executive Management Non-Qualified Deferred Compensation and Long-Term Incentive Plan. Mr. DeBoer also ceased to be eligible to participate in performance-based compensation arrangements, including under the Company's Performance Bonus Plan and under its Stock Incentive Plan. Under the Transition Agreement, the Company pays Mr. DeBoer annual amounts for the remainder of his life equal to $1,050,000 and a $42,000 car allowance, and the Company will continue to reimburse Mr. DeBoer for amounts payable under the four split-dollar insurance policies described above in this section. Mr. DeBoer continues to serve as a director of the Company.

The Company entered into a Director Service Agreement, effective January 1, 2016, with Sidney B. DeBoer. Under the agreement, the Company agreed to pay Mr. DeBoer in cash a prorated portion of $210,000 (the cash equivalent of the annual amount paid to non-employee directors for the 2015-2016 service year) until the Board of Directors changes the compensation payable to non-employee members of the Board of Directors. Thereafter, for so long as Mr. DeBoer serves as a member of the Board of Directors, the Company will pay him the same compensation, in the same form (cash or equity), as the Company pays to its non-employee directors (as that amount is established by the Board of Directors from time to time).

On August 11, 2017 we sold a 51% membership interest in DCH CA, LLC, which operates Temecula Acura in Temecula, California, to Lam Auto Investments LLC ("LAI"), an entity that is owned by Mr. Shau-wai Lam and his spouse. This transaction is the culmination of discussions that began with Mr. Lam in connection with our purchase of the DCH Auto Group in 2014. During negotiations of that transaction, we discussed with Mr. Lam the benefits of establishing a program within Lithia to encourage ethnic-minority ownership of automobile dealerships. In addition to general social benefits, we believe such a program will improve Lithia's relationships with automobile manufacturers, suppliers and ethnic minority customers, which are an increasing percentage of our customer base. We held discussions with Mr. Lam at various times in 2015 and 2016 about his participation in a pilot program in which he would purchase a majority interest in a dealership. Mr. Lam has a record of success operating DCH Auto dealerships and is well-regarded in the auto industry. As reported on a current report on Form 8-K filed February 28, 2017, Mr. Lam elected not to stand for re-election to our Board of Directors in 2017 to focus on establishing a minority dealership program within Lithia.

In connection with the sale to LAI, we entered into an amended and restated operating agreement with LAI that specifies our and LAI's rights and obligations. Lithia Motors, Inc. is the manager of DCH CA, LLC. Under the operating agreement, LAI may sell its ownership interest back to us at any time, and we may require that LAI sell its interests back to us on specified circumstances, including if we are removed as the manager of DCH CA, LLC, we cease providing services to Temecula Acura under the arrangement described below, or if Temecula Acura ceases to be a qualified ethnic-minority owned dealership, at the same price at which we sold the 51% interest to LAI. Each of us and LAI also may also force a purchase or sale of ownership interests under a "shotgun" sale provision, which allows a party that desires to terminate the relationship to quote a price for the membership interest and requires that the other party either buy all of the membership interests at that price or sell its own membership interests at that price. In addition, wholly owned affiliates of ours entered into the following agreements with DCH CA, LLC: a support services agreement; an employee leasing agreement; a license agreement for the name "DCH"; and a real property lease. Under these agreements, we continue to provide the same services to DCH CA, LLC, at the same rates, that we provide to our wholly owned dealerships. We expect to sell the 51% interest to LAI for $1,486,312. That amount represents 51% of the following amounts: (a) the $1.5 million appraised goodwill value of Temecula Acura, plus (b) the stockholders' equity of Temecula Acura (the book value of total assets minus total liabilities), plus (c) the book value of personal property that is not included in stockholders' equity. The Audit Committee of our Board of Directors received periodic updates on the negotiations with LAI and authorized and directed management to complete final documentation of the transaction on the terms described to the Audit Committee after determining that the terms, including in particular the price, were fair to the Company, and equivalent to what could have been obtained in a transaction with an unaffiliated party, after considering (a) two independent appraisals of the dealership goodwill value, (b) our own valuation based on the measures we use to value potential acquisition targets, (c) other dealership sales data prepared by outside parties, and (d) the views of the Company's legal counsel. The final transaction documents were approved by the Audit Committee before the transaction with LAI was finalized.

Shareholder and Other Interested Party Communications

Communications with the Company and our Board

Our Board of Directors has adopted a Shareholder Communication Policy to promote efficient shareholder and interested party communications with our Board of Directors and management. Our Investor Relations Department is responsible for receiving and routing all shareholder and interested party communications. Corporate governance issues are the responsibility of the Nominating and Governance Committee. Our Audit Committee handles concerns or allegations regarding possible violations of accounting or financial reporting matters. Management is the more appropriate group for handling all other matters and we encourage you to contact them accordingly.

All correspondence with our Board of Directors or its members must be in writing, directed to the attention of either our Board of Directors or an individual director and delivered to: Investor Relations Department, Lithia Motors, Inc., 150 N. Bartlett Street, Medford, Oregon 97501. The Investor Relations Department will review communications to our Board or individual directors and direct the communication to the named Board member if the communication relates to important Company policies, or to management, if the matter is better addressed by management. The Investor Relations Department copies the Lead Independent Director and our General Counsel on all communications. A complete copy of our Shareholder Communication Policy is available on our website at www.lithiainvestorrelations.com and interested persons may obtain a written copy from the Investor Relations Department.

Shareholder Proposals

SEC rules require that any shareholder proposal to be included in our proxy materials for consideration at next year's annual meeting be received by us at our principal executive office no later than November 9, 2018 (120 days prior to the anniversary of the mailing of the prior year's Notice of Internet Availability). Shareholders who otherwise wish to present proposals for action at next year's annual meeting must do so in accordance with our bylaws, which require shareholders to give us advance written notice of a director nomination or other business to be conducted at any meeting of shareholders. To be timely, the written notice for next year's annual meeting must be received by our Secretary between December 28, 2018 and January 27, 2019 (at least 90 days, and no earlier than 120 days, before the first anniversary of our preceding year's annual meeting) and must include the information required by our bylaws. Our mailing address is 150 N. Bartlett Street, Medford, Oregon 97501.

Shareholder Director Recommendations

The Nominating and Governance Committee will consider potential director nominees recommended by any record or beneficial shareholder. Shareholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director nominees by submitting a written recommendation to the Chairman of the Nominating and Governance Committee in accordance with our Shareholder Communication Policy. To be considered for nomination to the following year's Board of Directors, the written recommendation must be received at our principal executive office at 150 N. Bartlett Street, Medford, Oregon 97501 not less than 120 days prior to the first anniversary of the mailing of the preceding year's Notice of Internet Availability. For next year's annual meeting, the recommendation must be received no later than November 9, 2018.

The written recommendation must include the candidate's name, appropriate biographical information, including information about the candidate's qualifications and background materials, a statement that the person submitting the recommendation is a shareholder entitled to vote in the election of directors and a consent to serve as director signed by the recommended individual. If the necessary information is received in a timely manner, the Nominating and Governance Committee will evaluate the shareholder-recommended candidate using substantially the same process, and applying substantially the same criteria, as it uses to evaluate all other candidates. For information regarding minimum qualifications for directors and specific qualities and skills that the Nominating and Governance Committee believes are necessary for our directors to possess, see "Director Qualifications and Nominations" above. Recommended candidates are submitted to our Board to be considered as director nominees. If our Board determines to nominate a shareholder-recommended candidate, the candidate's name will be included in our proxy and on the ballot at our annual meeting of shareholders.

Annual Report on Form 10-K

We will provide, without charge, a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Written requests should be mailed to the attention of Investor Relations, Lithia Motors, Inc., 150 N. Bartlett Street, Medford, Oregon 97501. You may also find our Form 10-K on our website at www.lithia.com.

Householding

Shareholders of record who have the same address receive only one copy of the Notice Regarding the Availability of Proxy Materials or the Proxy Statement and Annual Report on Form 10-K, as applicable, unless we receive contrary instructions from one or more of the shareholders. This procedure reduces the Company's printing and mailing costs and the environmental impact of its annual meetings. Shareholders who participate in householding continue to receive separate proxy forms. Householding does not affect dividend check mailings.

Any shareholder who would prefer to have a separate copy of the Notice Regarding the Availability of Proxy Materials, Proxy Statement or Annual Report on Form 10-K delivered to him or her at the shared address for this and future years may elect to do so by calling (877) 331-3084 or by writing to Christopher S. Holzshu, our Secretary, at 150 N. Bartlett Street, Medford, Oregon 97501. A copy of the materials will be sent promptly to the shareholder following receipt of a written or oral request by a shareholder to receive a copy of the Notice Regarding the Availability of Proxy Materials, the Proxy Statement or Annual Report on Form 10-K. The foregoing contact information can also be used by shareholders sharing an address to request delivery of a single copy of the Notice Regarding the Availability of Proxy Materials, the Proxy Statement or Annual Report on Form 10-K if they are receiving multiple copies of any of those documents.

Dated: March 9, 2018

LITHIA MOTORS, INC.
C/O BROADRIDGE FINANCIAL SOLUTIONS, INC.
P.O. BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E38334-P02804

KEEP THIS PORTION FOR YOUR RECORDS

— —

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LITHIA MOTORS, INC.

The Board of Directors recommends you vote FOR the following:

		For All	Withhold All	For All Except
1.	Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01)	Sidney B. DeBoer	05)	Louis P. Miramontes
02)	Thomas R. Becker	06)	Kenneth E. Roberts
03)	Susan O. Cain	07)	David J. Robino
04)	Bryan B. DeBoer		

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	To conduct an advisory vote on the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.	☐	☐	☐
3.	To ratify the appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the year ending December 31, 2018.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date
Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

E38335-P02804

LITHIA MOTORS, INC.
Revocable Proxy for Annual Meeting of Shareholders to be Held on April 27, 2018

The undersigned hereby appoints John North and Tina Miller, and each of them, proxies of the undersigned, each with full power of substitution to represent and to vote on behalf of the undersigned all shares of Class A Common Stock of Lithia Motors, Inc. at the annual meeting to be held at 8:30 a.m. PDT on Friday, April 27, 2018, and any adjournments or postponements thereof, with all powers the undersigned would possess if personally present.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY. IF NO SPECIFIC DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" EACH OF THE NOMINEES FOR DIRECTOR AND "FOR" PROPOSALS 2 AND 3.

Continued and to be signed on reverse side